Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TELEDYNE TECHNOLOGIES INCORPORATED,

FIREWORK MERGER SUB I, INC.,

FIREWORK MERGER SUB II, LLC

and

FLIR SYSTEMS, INC.

Dated as of January 4, 2021

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

ANNEX, EXHIBIT AND SCHEDULE INDEX

Annex I	Defined Term Index

Exhibit A	Form of Certificate of Formation of the Surviving Company
Exhibit B	Form of Operating Agreement of the Surviving Company

Schedule 6.1(c)	Specified Countries
Schedule 8.3	Accelerated RSU Holders

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 4, 2021 (this “Agreement”), is by and among TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation (“Parent”), FIREWORK MERGER SUB I, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), FIREWORK MERGER SUB II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and FLIR SYSTEMS, INC., a Delaware corporation (the “Company”). An index of defined terms is provided in Annex I attached hereto.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub I will be merged with and into the Company with the Company as the Surviving Corporation (“Merger I”), in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares and Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, immediately after the Effective Time, Parent will cause the Company, as the surviving corporation in Merger I, to merge with and into Merger Sub II, with Merger Sub II as the surviving company in such merger (“Merger II” and, together with Merger I, the “Mergers”), in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that Merger I and Merger II, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of the Code;

WHEREAS, each of the Company Board, the Parent Board, the board of directors of Merger Sub I and the board of directors of Merger Sub II has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers;

WHEREAS, the Company Board has resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the Parent Board has resolved to recommend that Parent’s stockholders approve the Share Issuance in connection with the Mergers;

WHEREAS, Parent, as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement, and the consummation of the Mergers and the other transactions contemplated hereby on behalf of Merger Sub I and Merger Sub II; and

WHEREAS, each of Parent, Merger Sub I, Merger Sub II and the Company desires to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated herein and also to prescribe various conditions to the transactions contemplated herein;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 Merger I.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub I shall be merged with and into the Company at the Effective Time. The separate corporate existence of Merger Sub I shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). Merger I shall have the effects set forth in this Agreement and specified in the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law. At the Effective Time, the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time except that the name of the Surviving Corporation shall be FLIR Systems, Inc. and as such shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(c) The directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.

Section 1.2 Merger II.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger Sub II, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger Sub II shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. Merger II shall have the effects set forth in this Agreement, the DGCL and Section 18-209(g) of the LLC Act. As of the Second Effective Time, the certificate of formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit A and Exhibit B, respectively.

(b) Parent shall take all actions as may be necessary such that (i) the directors of the Surviving Corporation immediately prior to the Second Effective Time shall be the directors of the Surviving Company from and after the Second Effective Time and (ii) the officers of the Surviving Corporation immediately prior to the Second Effective Time shall be the officers of the Surviving Company from and after the Second Effective Time, in the case of clause (i) or (ii), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and operating agreement and applicable Law.

Section 1.3 Tax Treatment. The parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by stockholders of the Company pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the five (5) consecutive trading days ending on December 31, 2020; (iii) the “national securities exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be the NYSE; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg Finance L.P. The parties further agree that the valuation of Parent Common Stock by reference to the methodology described in this Section 1.3 is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01(1) of Rev. Proc. 2018-12 and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 1.4 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (including Merger I and Merger II) will take place at 8:00 a.m., New York, New York time, on a date to be specified by the parties, such date to be no later than the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.5 Effective Times. Concurrently with the Closing, the Company and Merger Sub I shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger I”) executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect Merger I. Merger I shall become effective at the time Certificate of Merger I shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger I (such date and time hereinafter referred to as “Effective Time”). Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, and as part of an integrated transaction, Surviving

Corporation and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger (“Certificate of Merger II” and each of which, including the Certificate of Merger I, may be referred to as a “Certificate of Merger”) satisfying the applicable requirements of the DGCL and the LLC Act as well as any other filings, recordings or publications required to be made under the LLC Act in connection with Merger II. Merger II shall become effective at the time Certificate of Merger II shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger II (such date and time hereinafter referred to as the “Second Effective Time”).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of Merger I and without any action on the part of Parent, Merger Sub I or the Company, or the holder of any share of Company Common Stock:

(a) Conversion of Merger Sub I Common Stock. Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Excluded Shares”), and no consideration or payment shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (A) the Excluded Shares and (B) the Dissenting Shares will, by virtue of Merger I and without any action on the part of the holder thereof, be converted into the right to receive, in accordance with the terms of this Agreement, (i) $28.00 in cash, without interest, from Parent (such amount of cash, the “Per Share Cash Consideration”) and (ii) a number of validly issued, fully paid and non-assessable shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”), equal to the Exchange Ratio (such amount of Parent Common Stock, the “Per Share Stock Consideration”) and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3(e) (the Per Share Cash Consideration and the Per Share Stock Consideration the “Merger Consideration”).

(d) Treatment of Company Common Stock. From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall automatically be converted into and thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificates have been converted pursuant to this Section 2.1.

(e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(c), but rather the holders of Dissenting Shares shall be entitled to payment by the Surviving Corporation of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(c). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and actions with respect to such demands at Parent’s sole expense. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, (i) make any payment with respect to, or settle or offer to settle, any such demands, (ii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL, or (iii) agree to do any of the foregoing.

(f) Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding shares of Company Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock or shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, as the case may be (including the treatment of Company Equity Awards in Section 2.4), shall be appropriately adjusted to provide the holders of shares of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2 Appointment of Exchange Agent. Prior to the Closing, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 2.3 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing the full number of shares of Parent Common Stock necessary to pay the aggregate Per Share Stock Consideration and (ii) all of the cash necessary to pay the aggregated Per Share Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.3(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.3(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days following the Effective Time), to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form as prepared by Parent and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates (or duly executed affidavit of loss in lieu thereof) in exchange for the Merger Consideration. Upon surrender of a Certificate (or duly executed affidavit of loss in lieu thereof) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent (and reasonably acceptable to the Company), together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.3(e), and the

Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Any holder of any Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) shall not be required to deliver a Certificate or an executed letter of transmittal or any other deliverables to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver, as soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days following the Effective Time), the applicable Merger Consideration pursuant to the provisions of this Article II, including any cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.3(e), and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(c), and the Book-Entry Share so exchanged shall be forthwith cancelled.

(c) Subject to applicable Law, following surrender of any Certificate formerly representing shares of Company Common Stock (or affidavit of loss in lieu thereof) or conversion of Book-Entry Shares pursuant to Section 2.3(b), there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender or delivery payable with respect to such whole shares of Parent Common Stock.

(d) Until surrendered as contemplated by this Section 2.3, each Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration as contemplated by this Agreement and any dividends or other distributions payable pursuant to Section 2.3(c). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1 and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of shares of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1 (or would be entitled but for this Section 2.3(e)) and (ii) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of shares of Company Common Stock entitled to receive such cash.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of shares of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c) and Section 2.3(c).

(g) None of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.3(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c) and Section 2.3(c) in respect of a share of Common Stock would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such share of Company Common Stock shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Article II had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.

Section 2.4 Company Equity Awards.

(a) At the Effective Time, each Company Option (whether vested or unvested) that is outstanding and unexercised immediately prior to the Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the excess, if any, of (x) the Company Equity Award Consideration over (y) the exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option, less applicable Tax withholdings. In the event the per share exercise price of a Company Option is equal to or greater than the Company Equity Award Consideration, such Company Option shall be cancelled as of the Effective Time without the payment of any consideration therefor.

(b) At the Effective Time, each (i) Company RSU granted prior to the date of this Agreement that is outstanding immediately prior to the Effective Time and (ii) each 2021 Company RSU that is outstanding immediately prior to the Effective Time and is held by an Accelerated RSU Holder, will vest as of the Effective Time and shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company RSU or 2021 Company RSU, as applicable, becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Company Equity Award Consideration in respect of each share of Company Common Stock subject to such Company RSU or 2021 Company RSU, as applicable.

(c) At the Effective Time, with respect to each 2021 Company RSU that is outstanding immediately prior to the Effective Time and is held by an individual who is not an Accelerated RSU Holder, such 2021 Company RSU shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to such 2021 Company RSU immediately prior to the Effective Time by (ii) the Company Equity Award Exchange Ratio. Any fractional shares that result from the foregoing calculation shall be rounded down to the nearest whole share of Parent Common Stock, and the remaining shares (or fractional shares) of Company Common Stock represented by such 2021 Company RSU that have not been converted into Adjusted RSUs, will be paid in cash as Company Equity Award Consideration. Each such Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding 2021 Company RSU under the applicable Company Equity Plan and the applicable award agreement issued thereunder, including vesting terms.

(d) At the Effective Time, each Company PRSU granted prior to the date of this Agreement that is outstanding immediately prior to the Effective Time will vest as of the Effective Time and shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company PRSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Company Equity Award Consideration in respect of each share of Company Common Stock subject to such Company PRSU; provided that the number of shares of Company Common Stock underlying the Company PRSU that shall become vested shall be equal to the greater of (i) the target number of shares set forth in the award agreement for such Company PRSU and (ii) the number of shares that would be achieved based on the actual achievement of the applicable performance goals if the applicable performance period ended on the last day of the Company’s calendar quarter immediately preceding the first public announcement of the Transactions as if such day were the last day of the performance period (for the avoidance of doubt, if the Closing occurs after the end of the applicable performance period but before the vesting date of such Company PRSU, the number of shares underlying the Company PRSU that shall become vested shall be determined based on the actual achievement of the applicable performance goals pursuant to the terms and conditions set forth the award agreement for such Company PRSU).

(e) Prior to the Effective Time, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) any offering period or purchase period under the Company ESPP that otherwise would be in progress as of the Effective Time, will be terminated and the final exercise date shall be no later than the date that is three (3) Business Days prior to the Closing Date (the “Final Exercise Date”); (ii) any adjustments that may be necessary shall be made to reflect such shortened offering period or purchase period, but that such shortened offering period or purchase period shall be treated as a fully effective and completed offering period or purchase period for all purposes pursuant to the Company ESPP; (iii) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of the Final Exercise Date; and (iv) subject to the consummation of Merger I, the Company ESPP shall terminate effective immediately prior to the Effective Time.

(f) Prior to the Effective Time, the Company shall pass such resolutions and take such other actions as are necessary so as to cause the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Section 2.4.

(g) Cash payments due pursuant to this Section 2.4, shall be made promptly by Parent following the Effective Time, and in any event within ten (10) Business Days, in accordance with the Surviving Company’s and/or Parent’s payroll practices or the payroll practices of their respective Affiliates. Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon exercise or settlement of the Adjusted RSUs, including, effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Adjusted RSUs.

Section 2.5 Withholding. Each of the Company, Parent, Merger Sub I, the Surviving Corporation, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the Disclosure Letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), or (b) disclosed in the Company SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1(a) of the Company Disclosure Letter contains (i) a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), (ii) the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and (iii) the jurisdictions in which the Company and each Material Company Subsidiary is qualified to conduct business, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company (A) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (B) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (C) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Company Subsidiary” means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

(c) The Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws and Permitted Liens, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company, equity interests in another Person held by the Company or any of the Subsidiaries of the Company that consists of less than one percent (1%) of the outstanding capital stock or equivalent equity interests of such Person or investments in marketable securities and cash equivalents, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest other than as set forth on Section 3.1(c)(ii) of the Company Disclosure Letter.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 510,000,000 shares, with a par value of $0.01 per share, of which 500,000,000 shares are designated as the Company Common Stock and 10,000,000 shares are designated as preferred stock (“Company Preferred Stock”). As of the close of business on December 31, 2020, there are:

(i) 131,153,141 shares of Company Common Stock issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights;

(ii) no shares of Company Preferred Stock issued or outstanding;

(iii) 207,139 shares of Company Common Stock held in the Company’s treasury;

(iv) 1,841,045 shares of Company Common Stock reserved for future grants pursuant to the Company Equity Plans;

(v) 1,266,632 shares of Company Common Stock subject to outstanding Company Options at a weighted average exercise price of $28.99;

(vi) 1,830,770 shares of Company Common Stock subject to outstanding Company Restricted Stock Units, provided that Company PRSUs are earned at the “target” level set forth in each applicable award agreement and an additional 307,389 shares of Company Common Stock may be issued based on the maximum achievement of all applicable performance goals; and

(vii) 1,291,921 shares of Company Common Stock reserved for future issuance pursuant to the Company ESPP.

(b) The Company has made available to Parent true, correct and complete copies of all Company Equity Plans as of the date of this Agreement pursuant to which the Company has granted Company Equity Awards and the forms of all material award agreements evidencing such grants. Section 3.2(b) of the Company Disclosure Letter sets forth the following information as of the date of this Agreement with respect to each outstanding Company Equity Award: (i) the Company Equity Plan pursuant to which such Company Equity Award was granted; (ii) the unique employee identification number of the holder of such Company Equity Award; (iii) the type of Company Equity Award; (iv) the number of shares of Company Common Stock subject to such Company Equity Award (both “target” and maximum amounts); (v) the date on which such Company Equity Award was granted; (vi) the extent to which such Company Equity Award is vested as of the date of this Agreement and the dates and extent to which such Company Equity Award is scheduled to become vested after the date of this Agreement (provided that, with respect to any Company Restricted Stock Units that are subject to performance-based vesting conditions, such shares are measured at the maximum level of performance); (vii) the exercise price (if applicable); and (viii) the expiration date (if applicable). All Company Equity Awards were granted under the Company Equity Plans.

(c) As of the date of this Agreement, except for the Company Equity Awards referred to in Section 3.2(b) and the related award agreements, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than such Company Equity Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than such Company Equity Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire (other than any obligations under the Company Equity Awards or any Company Equity Plan) any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company (other than such Company Equity Awards) and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company; or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of Merger I, to the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholder Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated by this Agreement (such transactions, including Merger I and Merger II and the Share Issuance, the “Transactions”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing Certificate of Merger I with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Company’s board of directors (the “Company Board”), at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, Merger I, Merger II and the other Transactions, (ii) determining that this Agreement and Transactions are advisable and in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to a vote of the stockholders of the Company for adoption at the Company Stockholder Meeting, and (iv) resolving to make the Company Recommendation. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or other enforceability requirements imposed by a Governmental Entity (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies, other than, in the case of clauses (ii), (iii), (iv) and (v) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, commission, agency or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) the filing with the Secretary of State of the State of Delaware of Certificate of Merger I and Certificate of Merger II, in each case, as required by the DGCL, (v) compliance with applicable rules and regulations of the NYSE and NASDAQ, (vi) compliance with Federal Acquisition Regulation Subpart 42.12 with respect to novation and change of name requirements applicable to Government Contracts; (vii) notifications and filings with the Defense Counterintelligence and Security Agency of the U.S. Department of Defense and any other applicable Cognizant Security Agency under the National Industrial Security Program Operating Manual and any other applicable national or industrial security regulations, and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since January 1, 2019 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed or furnished prior to the date hereof, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed or furnished prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated (and except that the unaudited financial statements may not contain all footnotes and are subject to normal and recurring year-end adjustments).

(c) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2019, the Company has not identified any significant deficiency or material weakness in the design or operation of its internal control over financial reporting or fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Since January 1, 2019, (i) the Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and (ii) the statements contained in such certifications are accurate.

(e) Since January 1, 2019, (i) no Acquired Company has, nor, to the knowledge of the Company, has any director, officer or employee of any of the Acquired Companies or the independent registered public accounting firm of the Company, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in unlawful accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies has reported evidence of a material violation of the securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquires or investigations or other governmental inquires or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Acquired Companies.

Section 3.6 No Undisclosed Liabilities. No Acquired Company has any liabilities or obligations required under GAAP to be recorded on the balance sheet of such Acquired Company, except for liabilities and obligations (a) disclosed, reflected or reserved against in the Company’s consolidated balance sheet as at September 30, 2020 (or the notes thereto), (b)

incurred in the ordinary course of business since September 30, 2020 consistent with past practice and consistent in nature and amount with those set forth on the Company’s consolidated balance sheet as at September 30, 2020, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 Information Supplied None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders and the date it is first mailed to Parent’s stockholders or at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub I or Merger Sub II for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

Section 3.8 Absence of Certain Changes or Events. Since September 30, 2020 to the date of this Agreement (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business in all material respects, and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.9 Legal Proceedings. As of the date of this Agreement, (i) there is no suit, action, proceeding, arbitration, mediation, hearing, investigation or subpoena (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company or any Acquired Company’s properties or assets that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (ii) no Acquired Company nor any of its properties or assets is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Compliance with Laws; Permits.

(a) Other than with respect to Export Control Laws: (i) the Acquired Companies are in, and at all times since January 1, 2017, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect and (ii) since January 1, 2017, none of the Acquired Companies has received any written communication from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law, except for such noncompliance, individually or in the aggregate, that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since April 24, 2018, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department (collectively, “Export Control Laws”). Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) The Acquired Companies have in effect all material permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All material Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, except as, individually or the in aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each employee of any of the Acquired Companies has in effect all material Permits necessary for such employee to carry on the business of the Acquired Companies as now conducted by such employee.

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement) as of the date of this Agreement. “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other employee benefit or compensation plan, policy, program or arrangement, including any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, fringe benefit, flexible spending account, written consulting or written employment plan, policy, program, practice, agreement or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Acquired Company, (ii) to which any Acquired Company is a party or (iii) under which any of the Acquired Companies has any current or future liability (including contingent liability). Notwithstanding the foregoing, for purposes of the warranty set forth in this Section 3.11, “Company Plan” shall not include any statutory non-U.S. plans with respect to which any Acquired Company is obligated to make contributions or comply with under applicable Law. With respect to each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments (or, with respect to any unwritten material Company Plan, a summary of the material terms thereof), (ii) all related trust agreements or other funding instruments and insurance contracts and policies, (iii) the most recent determination, advisory or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan, (iv) the current summary plan description and any summaries of material modifications, (v) the most recently filed Form 5500 (including all schedules thereto), (vi) all material correspondence with any Governmental Entity involving a material Company Plan within the three (3) years immediately prior to the date hereof and (vii) any discrimination, coverage or similar annual tests performed during the last three plan years, in each case as of the date of this Agreement.

(b) With respect to the Company Plans:

(i) each such Company Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Company Material Adverse Effect;

(ii) each such Company Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and, to the knowledge of the Company, nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Company Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of such Company Plans or to the assets of any of the trusts under any of such Company Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Company Material Adverse Effect; and

(iv) each such Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Acquired Companies have complied with all their respective obligations under such non-United States Law with respect to such Company Plans, except as in each case of (A), (B) and (C) of this clause (iv) would not, in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) No Acquired Company nor any of its current or former Company ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(d) No Acquired Company has any obligations for post-employment medical, dental, vision, prescription drug or other welfare benefits for any of their respective former or current employees or their eligible dependents, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other similar Law or as provided during any post-employment severance period.

(e) None of the Acquired Companies nor any of their respective Company ERISA Affiliates has any liability that would be material to the Acquired Companies, taken as a whole, on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(f) The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or materially increase the amount of compensation or benefits allocable or payable or trigger any other material obligation pursuant to, any Company Plan.

(g) No Acquired Company has any obligation to reimburse any person for any excise Tax imposed under Section 409A or 4999 of the Code. No Company Options are subject to Section 409A of the Code. None of the Company Options are “incentive stock options” as defined in Section 422 of the Code.

Section 3.12 Labor Matters.

(a) No Acquired Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Acquired Company has been a party to or bound by any such agreement within the last three years. Since January 1, 2019, there has been no: (i) to the knowledge of the Company, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Acquired Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Acquired Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including the Worker Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of the Company, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Acquired Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental

Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth an approximate headcount as of the date of this Agreement of all of the employees of the Acquired Companies by jurisdiction.

(c) Since January 1, 2018, the Company has not become party to or bound by a settlement agreement with or relating to a current or former officer, director or senior executive of the Company resolving or seeking to resolve allegations of sexual harassment by any officer, director or senior executive of the Company. There is no, and since January 1, 2018 there has not been any, Action pending or, to the knowledge of the Company, threatened, against the Company involving allegations of sexual harassment by any officer, director or senior executive of the Company.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Acquired Company is, and at all times since January 1, 2018 has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern due to the activities of any of the Acquired Companies present within any Leased Company Real Property or, to the knowledge of the Company, on, under or emanating from any Leased Company Real Property or any property formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) since January 1, 2019, no Acquired Company has received any written notification alleging that it is liable for, or has received a written request for information from any Governmental Entity pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location; and (v) since January 1, 2019, no Acquired Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all applicable non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other chemical, material or substance, whether man-made or naturally occurring, which is defined in, regulated under or for which liability is imposed under any Law or common law related to pollution or protection of human health or the environment as a result of its hazardous or deleterious properties.

(c) Notwithstanding any other provision of this Agreement, this Section 3.13 sets forth the Company’s sole and exclusive representations and warranties with respect to Materials of Environmental Concern, Environmental Laws and other environmental matters.

Section 3.14 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Acquired Company for the periods covered thereby.

(b) The Acquired Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which an Acquired Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

(f) No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Acquired Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Acquired Companies).

(i) No Acquired Company has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is the Company, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(k) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l) No Acquired Company has taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) Merger I and Merger II, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code or (ii) Company’s tax counsel from delivering the opinion described in Section 6.3(d).

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts (other than any Company Plan and any Contract filed as an exhibit to the Company SEC Documents filed prior to the date of this Agreement) to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound:

(i) any Contract that involves the obligation or potential obligation of any of the Acquired Companies to make any “earn-out” or similar payments to any Person relating to any prior acquisition made by an Acquired Company;

(ii) any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or of any Acquired Company having an outstanding principal amount in excess of twenty-five million ($25,000,000), in the aggregate (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

(iii) any Contract relating to any joint venture or partnership material to the Acquired Companies, taken as a whole;

(iv) any material Contract with a supplier or vendor of any of the Acquired Companies to which any of the Acquired Companies made payments of more than ten million dollars ($10,000,000) during the fiscal year ended December 31, 2020, other than (A) any such Contract that is terminable by any Acquired Company upon notice of ninety (90) days or less without penalty and (B) purchase orders in the ordinary course of business;

(v) any material Contract with a customer of any of the Acquired Companies from which any of the Acquired Companies received payments of more than seventeen million dollars ($17,000,000) during the fiscal year ended December 31, 2020, other than (A) any such Contract that is terminable by any Acquired Company upon notice of ninety (90) days or less without penalty and (B) purchase orders in the ordinary course of business;

(vi) any material collective bargaining agreement or similar agreement with any labor union, labor organization or works council;

(vii) any Contract that grants any rights of first refusal or rights of first offer to any Person with respect to any asset of any of the Acquired Companies having value in excess of ten million dollars ($10,000,000), other than rights of first refusal or rights of first offer with respect to minority ownership interests in other Persons;

(viii) any Contract that is a settlement with any Governmental Entity or any other Person to which any of the Acquired Companies, is subject to ongoing obligations that are material to the Acquired Companies, taken as a whole;

(ix) any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company’s Subsidiaries);

(x) any Contract that is disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act; and

(xi) any stockholder, voting trust, or similar Contract relating to the voting of Company Common Stock or other equity interests of the Company.

Each Contract entered into prior to the date of this Agreement that is filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract listed as of the date of this Agreement in Section 3.15(a) of the Company Disclosure Letter, a “Company Material Contract.”

(b) Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all insurance policies of the Acquired Companies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2019, each of the Acquired Companies has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate. Since January 1, 2019, no Acquired Company has received any written notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than ordinary course termination notices with respect to coverage as to which there was no lapse).

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of all real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Company Real Property”).

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material real property leased by any of the Acquired Companies (the “Leased Company Real Property”). Each Acquired Company has a good and valid leasehold interest in each Leased Company Real Property free and clear of all Liens, except for Permitted Liens. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has leased, licensed or otherwise granted to any Person (other than the other Acquired Companies) the right to use or occupy any parcel of Leased Company Real Property or any portion thereof.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any Leased Company Real Property.

Section 3.18 Intellectual Property; Software.

(a) The Company has made available a true, correct and complete list, as of the date of this Agreement, of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, and registered Copyrights and applications to register Copyrights, in each case that are included in the Company Owned Intellectual Property and are material to the business of the Company. All registration, renewal and maintenance fees and taxes due and payable on or before the Closing Date and necessary to maintain in effect the applications and registrations listed pursuant to the preceding sentence have been paid, except to the extent that an Acquired Company has elected not to maintain such applications or registrations in the ordinary course of business and except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) one or more Acquired Companies exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in, and necessary for the conduct of, the Company’s business and (ii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, will not, cause the loss of any ownership of any Company Owned Intellectual Property, or loss of license rights granted to an Acquired Company in and to any Company Intellectual Property (other than Company Owned Intellectual Property).

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the business of the Acquired Companies (including the Company Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person; and (ii) as of the date of this Agreement: (A) there are no infringement or misappropriation Actions pending or, to the knowledge of the Company, presently threatened in writing against any Acquired Company with respect to the business of the Acquired Companies and (B), to the knowledge of the Company, there are there are no infringement or misappropriation Actions currently pending with respect to any Company Owned Intellectual Property.

(d) To the knowledge of the Company, since January 1, 2019, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property, in each case in a manner that would reasonably be expected to have a Company Material Adverse Effect.

(e) Except to the extent that the Acquired Companies have desired to disclose trade secrets included in the Company Owned Intellectual Property, the Acquired Companies have taken commercially reasonable measures to maintain the confidentiality of trade secrets included in the Company Owned Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, the Company owns or has a right to access and use all the material Company IT Systems, as such material Company IT Systems are currently used by the Acquired Companies, except as would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies maintain policies and procedures that are designed to protect the confidentiality, integrity and security of the Company IT Systems and the Company Data. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Company and (ii), have not, including in relation to any data stored or processed therein, ceased operating in any material respect, had any substantial feature or key component rendered unusable or suffered any security breach since January 1, 2017, and all material vulnerabilities identified therein have been promptly rectified, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(g) As of the date of this Agreement, there are no Actions pending, or presently threatened in writing against any Acquired Company, claiming that Open Source Code licensed to the Company is incorporated by an Acquired Company into or distributed by an Acquired Company with any material Company owned proprietary Software in a manner that requires the Company to disclose the source code for such Company owned proprietary Software for no fees or to license any patents in connection with such software, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(h) The Acquired Companies are, and at all times since January 1, 2019 have been, in material compliance with all Company Privacy Policies and applicable Laws concerning the collection, use and disclosure of Personal Data. Since January 1, 2019, none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no, material violation of any such Laws or Company Privacy Policies through the date hereof. To the knowledge of the Company, the Acquired Companies are in compliance in all material respects with all of their respective contractual commitments with respect to Personal Data and have safeguards in place designed to protect Personal Data. Since January 1, 2019, to the knowledge of the Company, there have been no material data breaches by any third party involving any Personal Data in the possession of any of the Acquired Companies requiring written notice under applicable Laws to any Person. To the knowledge of the Company, none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, at the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies at the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(i) All Company Data owned by an Acquired Company and all Intellectual Property therein, are owned by an Acquired Company free and clear of all Liens (excluding Permitted IP Encumbrances), and all Company Data and Intellectual Property therein are not subject to any Contract containing any assignment or license of, or covenant not to assert or enforce any rights to the Company Data. The Acquired Companies have, in all material respects, all necessary and required rights to license, use, sublicense and distribute the Company Data to conduct the business of the Company as presently conducted.

(j) The representations and warranties set forth in this Section 3.18 are the only representations and warranties being made by the Company in this Agreement with respect to any title, ownership, encumbrances, or infringement, misappropriation or other violation of or with respect to Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Company User Data and Personal Data) and all other information and data compilations necessary to the business of, the Acquired Companies;

“Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right and is used in the conduct of the business of any Acquired Company;

“Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, necessary to the conduct of the business of the Acquired Companies;

“Company Owned Intellectual Property” means Intellectual Property owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

“Company Privacy Policy” means each external or internal, past or present, written privacy policy of any Acquired Company, including any written policy relating to: (A) the privacy of users of any Company Software; (B) the collection, use or disclosure of any Company User Data or Personal Data; and (C) any employee information;

“Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise);

“Company User Data” means any Personal Data collected by or on behalf of any Acquired Company from users of any Company Software;

“Copyrights” means all copyrights and other similar legal rights in works of authorship;

“Domain Names” means all rights in internet web sites and internet domain names;

“Intellectual Property” means collectively Patents, Trademarks, Domain Names, Copyrights and trade secret rights;

“Know-How” means confidential or proprietary information, know how, trade secrets, customer lists, technical information, data, processes, formulas, algorithms, methods, processes and technology;

“Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

“Patents” means all U.S. and non-U.S. patents, patent and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

“Permitted IP Encumbrance” means any matters of record, license, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Acquired Companies as currently conducted;

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person;

“Software” means computer software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

“Trademarks” means U.S., state and non-U.S. trade names, logos, trade dress, assumed business names, registered and unregistered trademarks, service marks and other similar designations of source or origin, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Affiliate Transactions No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened in writing (including by email) to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

Section 3.20 Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) each Government Contract (i) where the aggregate revenues during the calendar year ended December 31, 2020, was in excess of seventeen million dollars ($17,000,000) or (ii) that requires access to classified information, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Material Government Contract”) to which any Acquired Company is a party was legally awarded, is binding on the Company or the applicable Acquired Company, and is in full force and effect, (b) no such Material Government Contract or Government Contract Bid is currently the subject of bid or award protest proceedings, (c) the Acquired Companies are in compliance with the terms and conditions of each such Material Government Contract or Government Contract Bid, (d) since January 1, 2019, neither a Governmental Entity nor any prime contractor or subcontractor has notified any Acquired Company in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or Government Contract Bid, (e) since January 1, 2019, no Acquired Company has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation (“FAR”) 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) since January 1, 2019, no Acquired Company nor any of their respective “Principals” (as defined in FAR 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) since January 1, 2019, no Acquired Company, nor any of their respective directors or officers, nor to the knowledge of the Company, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of the Company, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of any of Acquired Company, in each case with respect to any Government Contract.

Section 3.21 Brokers. Except for Goldman Sachs & Co. LLC (“Goldman Sachs”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all engagement letters between the Company and Goldman Sachs relating to the transactions contemplated by this Agreement have been made available to Parent solely for informational purposes (subject to redaction of the fee structure contained therein).

Section 3.22 Takeover Statutes. No Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, Merger I, Merger II or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” shall mean any “moratorium,” “control Company Common Stock acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.23 Fairness Opinion. The Company Board has received the opinion of Goldman Sachs, dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock, pursuant to the Agreement is fair from a financial point of view to such holders, which opinion will be made available to Parent solely for informational purposes following execution of the Agreement.

Section 3.24 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article III are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of the Company, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article III, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries, are hereby expressly disclaimed. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article IV (in each case as qualified and limited by the Parent Disclosure Letter), (a) none of Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or its Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Company or its Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement or the transactions contemplated hereby, and (b) to the fullest extent permitted by law, none of Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or other obligation of any kind or nature to the Company or its Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Company or any of its Affiliates, stockholders or Representatives, or any other Person, or the use by the Company or any of its Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or any of its Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda or otherwise, in each case in anticipation or contemplation of the Mergers or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Article IV (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company or any of its Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except as (a) set forth in the Disclosure Letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) or (b) disclosed in the Parent SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded), Parent, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power; Subsidiaries.

(a) Each of Parent, Merger Sub I and Merger Sub II (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and, if requested by the Company, the comparable charter and organizational documents of Merger Sub I and Merger Sub II, in each case as amended through the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent owned by Parent or another Affiliate of Parent are owned by Parent or such Affiliate free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws and Permitted Liens, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 140,000,000 shares of stock, consisting of 125,000,000 shares of Parent Common Stock and 15,000,000 shares of preferred stock with a par value of $0.01 per share (the “Parent Preferred Stock”). As of the close of business on December 31, 2020, there are:

(i) 36,953,460 shares of Parent Common Stock outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights;

(ii) no shares of Parent Preferred Stock issued or outstanding;

(iii) no shares of Parent Preferred Stock and 744,405 shares of Parent Common Stock were held by Parent as treasury shares;

(iv) 2,600,350 shares of Parent Common Stock reserved for future grants pursuant to the Parent Stock Plans;

(v) 1,820,877 shares of Parent Common Stock subject to outstanding Parent Stock Options at a weighted average exercise price of $170;

(vi) 13,991 shares of Parent Common Stock subject to outstanding Parent Restricted Stock Units (provided that, with respect to any Parent Restricted Stock Units that are subject to performance-based vesting conditions, such shares are measured at the maximum level of performance); and

(vii) 1,000,000 shares of Parent Common Stock reserved for issuance pursuant to the Parent ESPP.

(b) Section 4.2(b) of the Parent Disclosure Letter sets forth a true, correct and complete list of all equity plans pursuant to which Parent has granted Parent Restricted Shares, Parent Restricted Stock Units and Parent Stock Options (collectively, “Parent Stock Awards”).

(c) As of the date of this Agreement, except for the Parent Stock Awards referred to in Section 4.2(b) and the related award agreements or as otherwise set forth on Section 4.2(c) of the Parent Disclosure Letter, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than such Parent Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than such Parent Stock Awards); (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent; (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent; or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote.

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

Section 4.3 Authority.

(a) Each of Parent, Merger Sub I and Merger Sub II has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to (i) the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub I, (ii) the adoption of this Agreement by Parent in its capacity as sole member of Merger Sub II, and (iii) in the case of the Share Issuance, to the approval thereof by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Parent Charter (the “Parent Stockholder Approval”), to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II and the consummation by Parent, Merger Sub I and Merger Sub II of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub I and Merger Sub II, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to approve this Agreement or to consummate the Transactions other than the Parent Stockholder Approval, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub I and the adoption of this Agreement by Parent in its capacity as sole member of Merger Sub II. For the avoidance of doubt, no vote or other consent of stockholders of Parent shall be required to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to the Enforceability Limitations.

(b) The Parent’s Board of Directors (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, Merger I, Merger II, the Share Issuance and the other Transactions, (ii) determining that the terms of Merger I, Merger II, the Share Issuance and the other Transactions are advisable and in the best interests of Parent and its stockholders, and (iii) directing that the Share Issuance be submitted to the stockholders of the Parent for approval, (iv) recommending that the Parent’s stockholders approve the Share Issuance. The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of Parent required under applicable Law, Contract or otherwise to approve the Share Issuance.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II, and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Transactions, do not and will not (i) conflict with or violate the Parent Charter, the Parent Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, or acceleration of, any Contract that is material to the business of the Parent Companies, (iv) result in any breach or violation of any Parent Stock Plans (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii), (iv) and (v) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II, and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the Regulatory Laws set forth on Schedule 6.1(c), (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the NYSE, (v) the filing with the Secretary of State of the State of Delaware of Certificate of Merger I and Certificate of Merger II, in each case as required by the DGCL of the LLC Act and (vi) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2019 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed or furnished prior to the date hereof, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed or furnished prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of Parent is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated (and except that the unaudited financial statements may not contain all footnotes and are subject to normal and recurring year-end adjustments).

(c) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2019, Parent has not identified any significant deficiency or material weakness in the design or operation of its internal control over financial reporting or fraud, whether or not material, that involved management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Since January 1, 2019, (i) the Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and (ii) the statements contained in such certifications are accurate.

(e) Since January 1, 2019, (i) no Parent Company has, nor, to the knowledge of Parent, any director, officer or employee of any of the Parent Companies or the independent registered public accounting firm of Parent, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in unlawful accounting or auditing practices and (ii) no attorney representing any of the Parent Companies has reported evidence of a material violation of the securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC documents and, to the knowledge of Parent, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquires or investigations or other governmental inquires or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Parent Companies.

Section 4.6 No Undisclosed Liabilities. No Parent Company has any liabilities or obligations required under GAAP to be recorded on the balance sheet of such Parent Company, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as at September 30, 2020 (or the notes thereto), (b) incurred in the ordinary course of business since September 30, 2020 consistent with past practice and consistent in nature and amount with those set forth on Parent’s consolidated balance sheet as at September 30, 2020, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders and the date it is first mailed to Parent’s stockholders or at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

Section 4.8 Absence of Certain Changes or Events. Since September 30, 2020 to the date of this Agreement, (a) the businesses of the Parent Companies have been conducted in the ordinary course of business in all material respects, and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.9 Legal Proceedings. As of the date of this Agreement, (i) there is no Action pending or, to the knowledge of Parent, threatened against the Parent Companies, any of the Parent Companies’ properties or assets that individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, and (ii) none of the Parent Companies, nor any of its properties or assets is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10 Compliance with Laws; Permits.

(a) The Parent Companies are in, and at all times since January 1, 2017, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2017, none of the Parent Companies has received any written communication from a Governmental Entity that alleges that any Parent Company is not in compliance with any material Law, except for such noncompliance, individually or in the aggregate, that has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Parent Companies, taken as a whole, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, would have or would reasonably be expected to have a Parent Material Adverse Effect.

(d) The Parent Companies have in effect all material Permits necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. All material Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, except as, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Parent Companies, taken as a whole, each employee of any of the Parent Companies has in effect all material Permits necessary for such employee to carry on the business of the Parent Companies as now conducted by such employee.

Section 4.11 Benefit Plans.

(a) For purposes of this Agreement, “Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, material fringe benefit, flexible spending account, written consulting or written employment plan, policy, program or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, (ii) to which any Parent Company is a party or (iii) under which any of the Parent Companies has any current or future liability (including contingent liability).

(b) With respect to the Parent Plans:

(i) each Parent Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Parent Material Adverse Effect;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and, to the knowledge of Parent, nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Parent Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to any of the Parent Plans or to the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Parent Material Adverse Effect; and

(iv) each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is substantially funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions except as would not, in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) No Parent Company nor any of its current or former Parent ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

Section 4.12 Labor Matters. No Parent Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2019, there has been no: (i) to the knowledge of Parent, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Parent Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including WARN, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of Parent, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Parent Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees.

Section 4.13 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Parent Company for the periods covered thereby.

(b) The Parent Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which a Parent Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Parent Company have been paid in full or otherwise finally resolved.

(f) No Parent Company has waived in writing any statute of limitations with respect to a material amount of Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Parent Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Parent Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Parent Companies).

(i) No Parent Company has any liability for Taxes of any other Person (other than another Parent Company) (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is Parent, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

(k) No Parent Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l) No Parent Company has taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) Merger I and Merger II, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code or (ii) Company’s tax counsel from delivering the opinion described in Section 6.3(d).

Section 4.14 Ownership of Parent Shares. Neither Parent nor Merger Sub I or Merger Sub II nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL.

Section 4.15 Ownership and Operations of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly all of the outstanding membership interests of Merger Sub II.

Section 4.16 Sufficiency of Funds; Financing. Subject to the terms and conditions in the Commitment Letter (defined below), the aggregate proceeds of the Debt Financing (as defined below), together with cash on hand, are in an aggregate amount sufficient to pay all obligations of Parent, Merger Sub I and Merger Sub II under this Agreement including all amounts due under Article II and all out of pocket expenses of Parent, Merger Sub I, Merger Sub II and the Surviving Corporation arising from the consummation of the transactions contemplated under this Agreement. Parent has delivered to the Company true and complete copies of (i) an executed commitment letter, from the Debt Financing Sources (such commitment letter or any replacement commitment letter or letters as contemplated by Section 5.18(c) together with any Fee Letter, collectively, the “Commitment Letter”) pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions therein, to provide the debt financing for the Mergers and the other transactions contemplated by this Agreement (the debt financing pursuant to the Commitment Letter or otherwise shall be referred to herein as the “Debt Financing”), and (ii) any fee letter or letters associated with the Commitment Letter (collectively, the “Fee Letter”), provided, however, that the fees and other commercially sensitive information in any fee letter (including provisions in such fee letter related solely to fees, “flex terms” and economic terms, in each case that do not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the financing available to pay the amounts described in the first sentence of this Section 4.16) may have been redacted. As of the date of this Agreement, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent, and, to the knowledge of Parent, each of the other parties thereto, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity. The Commitment Letter has not been amended or modified on or prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated by Parent, and as of the date of this Agreement, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or, to the knowledge of Parent, any of the other parties thereto, under the Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated in the Commitment Letter will not be satisfied or that the Debt Financing will not be made available to Parent on the Closing Date. There are no side letters or other contracts directly related to the Debt Financing to which Parent or any of its Subsidiaries is a party other than the Commitment Letter and the Fee Letter and any related customary commitment letters, engagement letters and confidentiality agreements. There are no conditions precedent or other contractual contingencies between Parent and any other party to the Commitment Letter related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date of this Agreement pursuant to the terms of the Commitment Letter and the Fee Letter. The obligations of Parent, Merger Sub I and Merger Sub II under this Agreement are not contingent on the availability of the Debt Financing.

Section 4.17 Brokers. Except for Evercore Group L.L.C. (“Evercore”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

Section 4.18 Fairness Opinion. The Parent Board has received the opinion of Evercore, to the effect that, as of the date of such opinion and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Evercore as set forth in such opinion, the Merger Consideration to be paid to the holders of the Company Common Stock by Parent, is fair, from a financial point of view, to Parent, which opinion will be made available to the Company solely for informational purposes.

Section 4.19 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Article IV are and shall constitute the sole and exclusive representations and warranties made with respect to Parent and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of Parent, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article IV, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries, are hereby expressly disclaimed. Parent, Merger Sub I and Merger Sub II hereby acknowledge and agree that, except for the representations and warranties set forth in Article III (in each case as qualified and limited by the Company Disclosure Letter), (a) none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement or the transactions contemplated hereby, and (b) to the fullest extent permitted by law, none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or other obligation of any kind or nature to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, or the use by the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda or otherwise, in each case in anticipation or contemplation of the Mergers or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of the Company set forth in Article III (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except (A) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or (C) as may be required by Law, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in all material respects in the ordinary course, and (y) shall not, and shall not permit any other Acquired Company to, do any of the following:

(i) amend or permit the adoption of any amendment to the charter or bylaws (or comparable organizational documents) of the Company or any Acquired Company other than in connection with internal reorganizations of Acquired Companies (other than the Company);

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) except for the grants of Company RSUs to directors of the Company and to employees of the Acquired Companies, as described in Section 5.1 of the Company Disclosure Letter, issue, grant or sell any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents, (D) any equity or equity-based compensation awards under any Company Stock Plan or similar plan, policy, program, practice, arrangement or agreement or (E) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of shares of Company Common Stock upon the exercise of Company Options or the settlement of Company Restricted Stock Units, in each case, outstanding as of the date hereof or permitted to be granted under this Agreement and in accordance with their terms under the Company Stock Plans as of the date of this Agreement or pursuant to the terms of the Company ESPP in effect immediately prior to the date of this Agreement;

(iv) except as set forth in Section 5.1 of the Company Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) two quarterly cash dividends on Company Common Stock in an amount not to exceed $0.17 per share of Company Common Stock with record and payment dates in accordance with the Company’s dividend policy and consistent with past practice and (B) any dividend or distribution by a Subsidiary of the Company to the Company or to another Subsidiary of the Company;

(v) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course;

(vi) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercise, settlement or similar transactions (including withholding of Taxes) pursuant to the exercise of Company Options, the settlement of Company Restricted Stock Units or the vesting of or elections under Code Section 83(b) relating to restricted shares of Company Common Stock outstanding as of the date hereof or permitted to be granted in accordance with this Section 5.1), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(vii) make or agree to make any new capital commitments or capital expenditures other than capital commitments or capital expenditures that are not in excess of fifteen million dollars ($15,000,000) in the aggregate in any calendar quarter;

(viii) (A) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) from a third party any corporation, partnership or other business organization or division thereof or a material portion of the assets thereof, or (B) sell, (whether by merger, consolidation or sale of equity interests or assets or otherwise) to a third party any Acquired Company or any business line or material assets of the Company and its Subsidiaries;

(ix) enter into any joint venture or partnership material to the Acquired Companies, taken as a whole;

(x) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xi) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, or amend, modify or refinance any such indebtedness (in each case of clause (A), other than (1) trade payables, documentary and standby letters of credit, guarantees and surety bonds in respect of Contracts in the ordinary course of business consistent with past practice, (2) otherwise pursuant to existing credit facilities in the ordinary course to fund working capital, capital expenditures, normal operations and any dividends permitted under this Agreement, or (3) as otherwise set forth on Section 5.1 of the Company Disclosure Letter, or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than any other Acquired Company or certain advances or draws in the ordinary course of business consistent with past practice to employees of the Acquired Companies, as described in greater detail in Section 5.1 of the Company Disclosure Letter);

(xii) except to the extent required by applicable Law or the terms of any Company Plan, and except as expressly contemplated or permitted by this Agreement or as otherwise set forth in Section 5.1 of the Company Disclosure Letter, (A) change the compensation or benefits of any current or former officer, director, or senior executive of any of the Acquired Companies in any material respect other than in the ordinary course, (B) establish, enter into, materially amend, terminate or adopt any material Company Plan (or any plan, program, practice, policy, agreement or arrangement that would be a material Company Plan if in effect as of the date hereof), or (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by this Agreement;

(xiii) (A) implement or adopt any material change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, or as required by Regulation S-X of the Exchange Act or any Governmental Entities or quasi-Governmental Entities (including the Financial Accounting Standards Board or any similar organization), (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

(xiv) (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law and in the ordinary course of business consistent with past practice, (1) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (2) file any material amended Tax Return, or (3) settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund, in each case of this clause (3), other than with respect to such matters that do not exceed seven million dollars ($7,000,000);

(xv) commence or settle, compromise or otherwise voluntarily resolve any material Action other than (A) in the ordinary course of business, (B) any Action that would not result in liability to the Acquired Companies taken as a whole (x) in excess of the amount reserved therefor or reflected on the balance sheet of the Company as of September 30, 2020 or (y) if not reserved on the balance sheet of the Company as of September 30, 2020, is not in an amount in excess of one million dollars ($1,000,000) and (C) any Action that (1) involves any injunction or material non-monetary relief on any of the Acquired Companies, (2) does not provide for a complete release of the Acquired Companies of all claims or (3) provides for any admission of criminal liability by any of the Acquired Companies;

(xvi) other than in the ordinary course, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material Company Intellectual Property to any third party;

(xvii) transfer, sell or exclusively license material Company Intellectual Property to any third party;

(xviii) without first providing reasonable advance notice thereof to, and consulting with, Parent to the extent permitted by applicable Law: (A) enter into, amend, renew or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement (other than any (x) customer Contract which is entered into in the ordinary course of business consistent with past practice or (y) Contract that can be terminated by any Acquired Company without liability to the Acquired Company on thirty (30) days’ prior written notice); (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement; or (C) fail to enforce its material rights under any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement;

(xix) enter into any non-compete or similar Contract that would materially impair the conduct of business of the Acquired Companies in any jurisdiction;

(xx) effectuate a “plant closing” or “mass layoff,” as those terms are defined under WARN;

(xxi) enter into any material new line of business;

(xxii) other than in the ordinary course of business, enter into, materially amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

(xxiii) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

(xxiv) agree to, authorize or enter into any Contract obligating it to take any of the actions described in the foregoing clauses (i) through (xix).

Section 5.2 Conduct of Business of Parent, Merger Sub I and Merger Sub II.

(a) Except (A) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for matters set forth in Section 5.2 of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement or (C) as may be required by Law, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, (x) Parent shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in all material respects in the ordinary course, and (y) shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend or permit the adoption of any amendment to the Parent Charter;

(ii) amend or permit the adoption of any amendment to the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iv) adjust, split or combine, any shares of Parent’s capital stock or other equity interests, or reclassify, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Parent’s capital stock or other securities or the capital stock or other securities of a Subsidiary of Parent;

(v) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, or (B) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Parent, other than the Share Issuance or the issuance of Parent Common Stock or awards exercisable for or convertible into Parent Common Stock, in each case, pursuant to a Parent Stock Plan or the Parent ESPP; or

(vi) agree to, authorize or enter into any Contract obligating it to take any of the actions described in clauses (i) through (v) above.

(b) During the period from the date of this Agreement to the Effective Time, each of Merger Sub I and Merger Sub II shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.3 Company Acquisition Proposals.

(a) The Company shall, and shall instruct and shall use its reasonable best efforts to cause its Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal other than the Transactions and (ii) request the prompt return or destruction, to the extent required by any confidentiality agreement of the Company, of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates is a party with respect to any Company Acquisition Proposal; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as permitted under this Agreement (including Section 5.3(c), Section 5.3(e) and Section 5.3(g)), the Company shall not, and shall use its reasonable best efforts to cause its Representatives and other Acquired

Companies not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries, proposals or offers constituting or that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives) in response to a Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Agreement (including this Section 5.3), if at any time prior to obtaining the Company Stockholder Approval, the Company receives an unsolicited bona fide written Company Acquisition Proposal, (i) the Company may contact the Person who has made such Company Acquisition Proposal (that did not result from a breach by the Company of this Section 5.3) in order to clarify the terms of such Company Acquisition Proposal (and not to negotiate or engage in any discussions relating to the material terms thereof) so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, and (ii) if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes, or would be reasonably likely to constitute or lead to, a Company Superior Proposal, the Company may (A) make available information (including non-public information) with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided, however, that the Company shall, substantially concurrently with, provide to Parent copies of any material non-public information made available to such Person that has not been previously provided or made available to Parent; and (B) participate in discussions or negotiations with such Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in writing following the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person prior to obtaining the Company Stockholder Approval. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status of, or other material changes in, any such Company Acquisition Proposal, including any amendments to material terms.

(d) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise permitted by this Agreement (including Section 5.3(e), Section 5.3(f) or Section 5.3(g)), neither the Company Board nor any committee thereof shall (i) withdraw, qualify, or modify, in each case in a manner adverse to Parent, the Company Recommendation (a “Company Adverse Recommendation Change”), or (ii) adopt, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal.

(e) Notwithstanding anything to the contrary in this Agreement (including this Section 5.3), if prior to obtaining the Company Stockholder Approval, (i) the Company receives an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach by the Company of this Section 5.3 and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes a Company Superior Proposal, then, the Company may make a Company Adverse Recommendation Change and may terminate this Agreement pursuant to Section 7.1(d)(ii) (including payment of the Company Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal.

(f) The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) informing Parent that the Company has determined that a Company Acquisition Proposal constitutes a Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing a copy of the draft agreement intended to effect such Company Superior Proposal, (ii) for the four (4) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), permitted Parent to make counteroffers or proposals, including to amend the terms and conditions of this Agreement (to the extent Parent wishes to do so), and (iii) after complying with clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors and taking into account any such counteroffer or proposed amendment to the terms and conditions of this Agreement) that such Company Acquisition Proposal remains a Company Superior Proposal; provided, however, that if during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal (except that the “four (4) Business Day” period referred to in clause (ii) of this proviso shall instead be a two (2) Business Day period).

(g) Other than in connection with circumstances involving or relating to a Company Acquisition Proposal (which shall be subject to Section 5.3(e) and Section 5.3(f) and shall not be subject to this Section 5.3(g)), prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change, in response to a Company Intervening Event if (i) the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has first notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.3(g), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(g), the Company shall have permitted Parent to make proposals to amend the terms and conditions of this Agreement (to the extent Parent wishes to do so) so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law; and (iv) no earlier than the end of such four (4) Business Day-period, the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(h) Nothing contained in this Section 5.3 shall prohibit the Company Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act, or from issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its positions thereunder, or (B) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to do so would be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to approve, endorse or recommend any Company Acquisition Proposal, unless, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e) or Section 5.3(g); provided, further that any such disclosure (other than a “stop, look and listen” or similar communication of the type communicated by Rule 14d-9(f) under the Exchange Act) that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless (i) the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board, without disclosing any Company Adverse Recommendation Change, or (ii) the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within ten (10) Business Days after any such disclosure.

(i) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, neither the Parent Board nor any committee thereof shall withdraw, qualify, or modify, in each case in a manner adverse to the Company, the Parent Recommendation (a “Parent Adverse Recommendation Change”); provided that prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Adverse Recommendation Change, in response (x) to a Parent Intervening Event, or (y) an unsolicited Parent Acquisition Proposal (where Parent did not, directly or indirectly, solicit, initiate, or encourage the making, submission or announcement of such Parent Acquisition Proposal) if (i) the Parent Board determines in good faith (after consultation with Parent’s outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has first notified the Company in writing that it intends to effect such Parent Adverse Recommendation Change pursuant to this Section 5.3(i), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(i), Parent shall have permitted the Company to make proposals to amend the terms and conditions of this Agreement (to the extent the Company wishes to do so) so that the failure to take such action would no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law; and (iv) no earlier than the end of such four (4) Business Day-period, the Parent Board shall have determined in good faith (after consultation with Parent’s outside counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law. Nothing contained in this Section 5.3(i) shall prohibit the Parent Board from making any disclosure to its stockholders if the Parent Board determines in good faith (after consultation with the Parent’s outside counsel) that the failure to do so would be inconsistent with the Parent Board’s fiduciary duties to the stockholders of the Parent under applicable Law; provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Parent Board, without disclosing any Parent Adverse Recommendation Change.

(j) For purposes of this Agreement:

(i) “Company Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that a Company Acceptable Confidentiality Agreement shall not be required to contain any standstill or similar provisions or otherwise prohibit the making or amendment of any Company Acquisition Proposal and does not restrict in any material respect the Company and its Representatives from complying with its disclosure obligations under this Agreement.

(ii) “Company Acquisition Proposal” shall mean a proposal or offer from any Person other than Parent providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, fifteen percent (15%) or more of the voting power or equity of the Company, (B) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of the Company representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Acquired Companies, taken as a whole, (C) issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of the Company, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of the Company of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%)or more of the outstanding shares of Company Common Stock or (E) any combination of the foregoing (in each case, other than Merger I and Merger II).

(iii) “Company Superior Proposal” means any Company Acquisition Proposal on terms which, in the good faith determination of the Company Board (after consultation with the Company’s financial advisor and outside legal counsel), are more favorable, taken as a whole, from a financial point of view to the stockholders of the Company than the Transactions; provided, that for purposes of this definition, references to “fifteen percent (15%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”.

Section 5.4 Preparation of the Form S-4 and Joint Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement and (ii) Parent shall prepare, provide the Company with a reasonable opportunity to review and comment on (and consider the Company’s comments in good faith) and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the offer of the Parent Common Stock to be issued in Merger I. Each of Parent and the Company shall use reasonable best efforts (i) to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, (ii) prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Common Stock issuable in connection with Merger I and (iii) to keep the Form S-4 effective as long as necessary to consummate Merger I and Merger II. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will notify the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with Merger I for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication received from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be prepared promptly and, after the other party has had a reasonable opportunity to review and comment thereon, shall be filed promptly with the SEC, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. Each of Parent and the Company shall cause the Joint Proxy Statement to be mailed to the respective stockholders of Parent and the Company, as applicable, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Section 5.4(a), nothing in this Section 5.4(a) shall prohibit the Company or Parent from making any filing of any Quarterly Report on Form 10-Q, Annual Report on Form 10-K or Current Report on Form 8-K required pursuant to the Exchange Act.

(b) The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval. Subject to Section 5.3(e), Section 5.3(f) and Section 5.3(g), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including Merger I (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not make a Company Adverse Recommendation Change. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain the Company Stockholder Approval at the Company Stockholder Meeting, or (3) to the extent required by applicable Law, or (B) with the written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1.

(c) Parent shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of seeking the Parent Stockholder Approval. Subject to Section 5.3(i), Parent shall, through the Parent Board, recommend that its stockholders approve the Share Issuance (the “Parent Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval and (iii) the Parent Board shall not make a Parent Adverse Recommendation Change. Parent shall have the right to postpone or adjourn the Parent Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time Parent has not received a number of proxies that it reasonably believes sufficient to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting, or (3) to the extent required by applicable Law, or (B) with the written consent of the Company.

Section 5.5 Access to Information; Confidentiality.

(a) Solely for the purposes of furthering the Mergers or for integration planning related thereto, and subject to contractual and legal restrictions applicable to the Company or any of its Subsidiaries, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the Representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of the Company’s properties, books, contracts, personnel and records; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies. This Section 5.5(a) shall not require any Acquired Company or allow Parent to perform invasive testing or evaluation (including any Phase II environmental testing) or permit any access, or to disclose any information, that in the reasonable judgment of the Company would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of such Acquired Company’s obligations with respect to confidentiality if such Acquired Company shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client or other legal privilege with respect to such information or (iii) the disclosure of competitively sensitive information in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive (including any Government Contract or Government Bid). If any material is withheld by such Acquired Company pursuant to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5(a) shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated December 14, 2020, between the Company and Parent (the “Confidentiality Agreement”).

(b) Solely for the purposes of furthering the Mergers or for integration planning related thereto, and subject to contractual and legal restrictions applicable to Parent or any of its Subsidiaries, Parent shall, and shall cause its Subsidiaries to, afford to the Company and its Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of Parent’s properties, books, contracts, personnel and records; provided, however, that such access does not unreasonably disrupt the normal operations of the Parent or its Subsidiaries. This Section 5.5(b) shall not require Parent or allow any Acquired Company to perform invasive testing or evaluation (including any Phase II environmental testing) or permit any access, or to disclose any information, that in the reasonable judgment of Parent would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of Parent’s obligations with respect to confidentiality if Parent shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client or other legal privilege with respect to such information or (iii) the disclosure of competitively sensitive information in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive (including any Government Contract or Government Bid). If any material is withheld by Parent pursuant to the preceding sentence, Parent shall inform the Company as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5(b) shall be subject to the Confidentiality Agreement.

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. Notwithstanding the foregoing, but subject to the provisions of the following sentences, nothing in this Agreement shall require Parent, Merger Sub I or Merger Sub II to, and no Acquired Company shall, without the prior written consent of Parent, agree to any material modification to or material accommodation under any Contract or pay any material fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within twenty (20) Business Days from the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act, (ii) if required, appropriate filings under any Regulatory Law as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices. Subject to applicable Law, and except as required by any Governmental Entity, neither Parent nor the Company shall agree to extend any waiting period under the HSR Act or any other Regulatory Law without the prior written consent of the other party. Parent shall pay the filing fee for the Notification and Report Forms filed under the HSR Act and any other filings required pursuant to this Section 5.6(a).

(b) Without limiting Section 5.6(a), Parent agrees to, and will cause its Affiliates to, take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Regulatory Law or trade regulation law that may be asserted by any Governmental Entity or any other Person with respect to the Transactions contemplated by this Agreement and to obtain all consents, approvals, and waivers under any Regulatory Law that may be required by any Governmental Entity to enable the parties to close the Transactions as promptly as reasonably practicable, including, (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Parent or its Subsidiaries or Affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations of Parent or its Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, or (iv) otherwise taking or committing to take any other action that would limit Parent or its Subsidiaries or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; provided that Parent is not obligated to take any action contemplated in clause (i) through (iv) unless such action is conditioned upon the closing of the Transactions.

(c) In addition, if any action or proceeding is instituted (or threatened) challenging the Transactions as violating any Regulatory Law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, Parent and its Affiliates and Subsidiaries shall take any and all actions to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Transaction.

(d) Each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.6(a), Section 5.6(b) and Section 5.6(c) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Regulatory Law and to make any other necessary, proper, or advisable registrations, filings and notices, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) promptly notify the other party of any substantive communication made or received by Parent or the Company, as the case may be, from any Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions (iii) subject to applicable Law, permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or party, and (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend or participate. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.6(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel to comply with this Section 5.6(d).

(e) During the period from the date of this Agreement until the Effective Time, except as required by this Agreement, Parent and its Affiliates shall not, without the prior written consent of the Company, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Parent or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to consummate the transactions contemplated hereby prior to the Outside Date. Without limiting the generality of the foregoing, none of Parent or its Affiliates shall, and shall not cause any Person to, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining approval under any Regulatory Law or the expiration or termination of any waiting period in connection with applicable Regulatory Law; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Mergers or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or materially delay receipt of any applicable Regulatory Law approval.

(f) During the period from the date of this Agreement until the Effective Time, except as required by this Agreement, the Company and its Affiliates shall not, without the prior written consent of Parent, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by the Company or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby prior to the Outside Date. Without limiting the generality of the foregoing, none of the Company or its Affiliates shall, and shall not cause any Person to, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining approval under any Regulatory Law or the expiration or termination of any waiting period in connection with applicable Regulatory Law; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Mergers or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or materially delay receipt of any applicable Regulatory Law approval.

(g) Notwithstanding anything in this Section 5.6 to the contrary, Parent and its Affiliates shall not be required to propose, negotiate or commit to sell, divest, exclusively license, hold separate, or otherwise dispose of, accept any material operational restrictions or take or commit to take any actions (including supply and other commercial arrangements) which restrictions or actions would limit Parent’s or any of its Subsidiaries’ freedom of action with respect to, assets, licenses, product lines, operations or businesses of Parent or the Acquired Companies that, individually or in the aggregate, generated total annual revenues in excess of one-hundred and fifty million dollars ($150,000,000) (taking into account intra-company sales) in the Company’s or Parent’s, as applicable, fiscal year 2020.

Section 5.7 Employee Matters.

(a) During the period beginning at the Effective Time and ending twelve (12) months later (the “Continuation Period”), Parent shall, or shall cause a Subsidiary of Parent to, provide to each employee of the Acquired Companies who is employed immediately prior to the Effective Time (each, a “Continuing Employee”), for so long as such Continuing Employee remains in the employment of Parent and its Subsidiaries during the Continuation Period, (i)

compensation (such term to include salary or base rate of compensation, annual cash bonus opportunities and commissions) that is in the aggregate, no less favorable than the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, severance and nonqualified deferred compensation) being provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) benefits that are in the aggregate, no less favorable than the benefits (excluding any defined benefit pension plans or retiree medical benefits) being provided by the Company or its Subsidiaries to Continuing Employees immediately prior to the Effective Time (except that with respect to defined contribution plans and employee stock purchase plans, such benefits will be no less favorable than the benefits being provided by Parent to similarly situated employees of Parent or its Subsidiaries), and (iii) severance benefits that are no less favorable than those in effect with respect to such Continuing Employee as of the date hereof.

(b) Following the Effective Time, Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts so that each Continuing Employee is provided full credit for prior service with the Acquired Companies to the extent such service would be recognized if it had been performed as an employee of Parent or any of its Subsidiaries for purposes of (i) eligibility and vesting under any Parent Employee Plans but not for benefit accrual purposes of any of the Parent Employee Plans, or for purposes of determining retirement eligibility under any equity or equity based award granted in connection with the Transactions; provided that such crediting is permitted under the terms of such plans (including, without limitation the Parent Employee Stock Purchase Plan (the Stock Advantage Plan)), and applicable law and does not result in duplication of benefits, and (ii) unless covered under another arrangement with or of Parent, the Surviving Corporation or the Surviving Company, determination of benefit levels under any Parent Employee Plan or policy of general application in each case relating to paid time off or severance, in either case, for which the Continuing Employees are otherwise eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. For purposes of this Agreement, the term “Parent Employee Plan” means any employee benefit plan that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, including, without limitation, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or “employee welfare benefit plan” (as defined in Section 3(1) of ERISA). The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(b).

(c) Without limiting the foregoing, if the Continuing Employees participate in any Parent Employee Plan that provides medical, dental, vision or prescription drug benefits, Parent shall use commercially reasonable efforts (or shall use commercially reasonable efforts to cause one of its Affiliates, including, following the Closing, the Company) to (i) cause there to be waived any pre-existing condition, actively at work, waiting period and similar requirements and (ii) cause the Parent Employee Plans to honor any expenses incurred by the Continuing Employees and their eligible dependents under any corresponding Company Plan during the portion of the calendar year up to the date that coverage under a Company Plan is replaced with coverage under such Parent Employee Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(c).

(d) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the Closing Date (and contingent upon the Closing), any Company Plan set forth on Section 5.7(d) of the Company Disclosure Letter effective as of the date set forth therein, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least thirty (30) days before the Effective Time. Unless Parent so provides such notice to the Company, the Company shall deliver to Parent, prior to the Closing, evidence that the Company Board has validly adopted resolutions to terminate such scheduled Company Plans on Section 5.7(c) of the Company Disclosure Letter (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), and taken all other actions necessary to terminate such Company Plans scheduled on Section 5.7(d) of the Company Disclosure Letter, effective no later than the date immediately preceding the Closing Date.

(e) The Company shall provide prompt written notice to Parent of any employee of any Acquired Company with annual base compensation greater than two-hundred seventy-five thousand dollars ($275,000) who delivers written notice to any Acquired Company at any time between the date of this Agreement and the Effective Time that he or she intends to resign or retire as a result of or in connection with the Transactions.

(f) Nothing contained herein shall be construed as requiring, Parent or any of its Affiliates (including the Surviving Company) to continue any specific employee benefit plans, or to continue the employment of any specific Person for any period of time. The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to, on or following the Effective Time, (ii) impede or limit Parent, the Surviving Corporation, the Surviving Company or any of their respective Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors, or independent contractors of any of the Acquired Companies, or on or after the Effective Time, the Surviving Corporation, the Surviving Company or any of their respective Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 5.7.

Section 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of (a) any written communication received from any Person alleging that the consent of such Person is or may be required in connection with the Transactions or (b) from any Governmental Entity in connection with this Agreement or the Transactions. The delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) For a period of six (6) years from and after the Effective Date, each of Parent and the Surviving Company shall (jointly and severally), to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time. For a period of six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the charter and bylaws (or equivalent organizational documents) of any Acquired Company as in effect immediately prior to the Effective Time with respect to acts or omissions occurring, or alleged to have occurred, prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b) The Company shall obtain, at or prior to the Effective Time, and Parent shall cooperate with the Company in connection with the Company obtaining, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies and fiduciary liability insurance policy or policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (collectively, the “Continuing D&O Insurance”) that are no less favorable to the insureds (including as to terms, coverages, conditions, retentions and limits of liability) to the Company’s existing policy or, if substantially similar insurance coverage is unavailable, the best available coverage, and Parent shall cause the Surviving Company to maintain such policies in full force and effect for the full term of six (6) years and cause all obligations thereunder to be honored by the Surviving Company; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of three hundred fifty percent (350%) of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If the Company for any reason fails to obtain such Continuing D&O Insurance at or prior to the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Company to maintain in effect the then-current policies of directors’ and officers’ insurance and indemnification and fiduciary liability insurance policies maintained by the Company with respect to acts, omissions or events occurring prior to the Effective Time; provided, that after the Effective Time, Parent shall not be required to pay annual premiums for such directors’ and officers’ insurance and indemnification policies in excess of an aggregate amount of three hundred fifty percent (350%) of the last annual premiums paid by the Company prior to the date of this Agreement for its existing directors’ and officers’ insurance and indemnification policies and annual premiums for such fiduciary liability insurance in excess of an aggregate amount of three hundred fifty percent (350%) of the last annual premiums paid by the Company prior to the date of this Agreement for its existing fiduciary liability insurance policies, but in each such case shall purchase as much coverage as reasonably practicable for each such respective three hundred fifty percent (350%) aggregate amount.

(c) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.9.

(d) The rights of each Indemnified Party under this Section 5.9 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. The provisions of this Section 5.9 and the rights provided hereby shall survive consummation of Merger I and Merger II and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such reasonable steps as may be required or appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Anti-Takeover Statutes. No party shall take any action that would cause this Agreement, Merger I, Merger II or any of the other Transactions to be subject to requirements imposed by any Takeover Law. If any Takeover Law is or may become applicable to this Agreement (including Merger I, Merger II and the other Transactions), each of the Company, Parent, Merger Sub I and Merger Sub II and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Stockholder Litigation.

(a) The Company shall promptly notify Parent in writing of any Action commenced after the date of this Agreement against the Company or any of its directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the Transactions (including any class action or derivative litigation, but excluding any demand for appraisal rights, which shall be governed exclusively by Section 2.1(e) and shall keep Parent reasonably informed regarding the status of any such stockholder Action. The Company shall give Parent the opportunity to participate, at Parent’s sole expense, in the defense or settlement of any such stockholder Action, shall give due consideration to Parent’s advice with respect to such stockholder Action and shall not settle or offer to settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not give Parent or Merger Subs any right to direct the defense of any such stockholder Action against the Company.

(b) Parent shall promptly notify the Company in writing of any Action commenced after the date of this Agreement against Parent, Merger Sub I, Merger Sub II or any of their respective directors or officers by any stockholder of Parent arising out of or relating to this Agreement or the Transactions (including any class action or derivative litigation) and shall keep the Company reasonably informed regarding the status of any such stockholder Action. Parent, Merger Sub I and Merger Sub II shall give the Company the opportunity to participate, at the Company’s sole expense, in the defense or settlement of any such stockholder Action, shall give due consideration to the Company’s advice with respect to such stockholder Action and shall not settle or offer to settle any such Action without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not give the Parent any right to direct the defense of any such stockholder Action against Parent, Merger Sub I and Merger Sub II.

Section 5.14 Public Announcements. The initial joint press release issued by Parent and the Company concerning this Agreement and the Transactions shall be in a form agreed to by Parent and the Company, and thereafter, Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to Merger I, Merger II and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process, by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change; provided, however that nothing in this Section 5.14 shall relieve the Company or Parent of their respective obligations under Section 5.3 with respect to any Company Acquisition Proposal, Company Adverse Recommendation Change or Parent Adverse Recommendation or any other proposal contemplated by Section 5.3.

Section 5.15 Transfer Taxes. Except as provided for in Section 2.5, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company, the Surviving Corporation or the Surviving Company or incurred in connection with this Agreement or any of the Transactions shall be paid by either the Company or the Surviving Company. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.16 Stock Exchange Listing and Delisting.

(a) Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in Merger I and under the Company Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Each of Parent and the Company agree to cooperate with the other party and use reasonable best efforts in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration of the shares of Company Common Stock under the Exchange Act; provided that such delisting and termination shall not be effective until the Effective Time.

Section 5.17 Tax Treatment.

(a) Parent, the Company, Merger Sub I and Merger Sub II intend that Merger I and Merger II, taken together, be treated, and each of them shall use its reasonable best efforts to cause Merger I and Merger II, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with each share of Company Common Stock converted in such merger into the right to receive the Per Share Cash Consideration and the Per Share Stock Consideration, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law.

(b) None of Parent, the Company, Merger Sub I or Merger Sub II shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Agreement) that would prevent Merger I and Merger II, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code.

(c) In connection with any opinion of counsel required to be delivered in connection with the statements made in the Form S-4 and the Joint Proxy Statement regarding the treatment of Merger I and Merger II, taken together, as a “reorganization” under Section 368(a) of the Code, Parent, the Company, Merger Sub I and Merger Sub II shall provide customary representations and tax certificates to counsel for Parent and counsel for the Company. The parties shall use reasonable best efforts to cause the delivery of the opinions of counsel referred to in Section 6.3(d) including by providing customary representations and tax certificates.

(d) If there is a determination within the meaning of Section 1313(a) of the Code that Merger I and Merger II, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Parent, the Company, Merger Sub I and Merger Sub II shall take the position for federal income tax purposes that Merger I was a qualified stock purchase within the meaning of Section 338 of the Code and Merger II qualified as a liquidation described in Section 332 of the Code.

(e) Parent, the Company, Merger Sub I and Merger Sub II hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

Section 5.18 Financing.

(a) Parent, Merger Sub I and Merger Sub II shall, and shall use reasonable best efforts to cause their Representatives and Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions set forth in the Commitment Letter (including the market flex provisions set forth in any Fee Letter) as promptly as practicable after the date hereof, including using reasonable best efforts to (i) maintain in effect and comply with the Commitment Letter until Merger I, Merger II and the other Transactions are consummated, (ii) timely negotiate and enter into definitive agreements with respect to the Debt Financing (the “Debt Financing Documents”) on the terms and conditions set forth in the Commitment Letter (and the market flex provisions set forth in any Fee Letter) so that the Debt Financing Documents are in effect as promptly as practicable but in any event no later than the Closing, (iii) satisfy or cause to be waived on a timely basis all conditions applicable to Parent, Merger Sub I and Merger Sub II, their Representatives and their Affiliate set forth in the Commitment Letter or such definitive agreements and otherwise comply with their obligations thereunder; (iv) enforce Parent’s, Merger Sub I’s and Merger Sub II’s rights under the Commitment Letter and the Debt Financing Documents, (v) comply with Parent’s, Merger Sub I’s and Merger Sub II’s covenants and other obligations under the Commitment Letter and the Debt Financing Documents, (vii) fully pay (or cause to be fully paid) all commitment fees, ticking fees, other fees, costs, expenses and other amounts due and payable in connection with the Debt Financing; and (vi) upon the satisfaction or waiver of such conditions, consummate the Debt Financing.

(b) Parent shall not amend, modify or waive, or seek or agree to amend, modify or waive (in any case, whether by action or inaction), any term of the Commitment Letter or the Debt Financing Documents without the prior written consent of the Company. Parent shall not, and shall not permit any of its Affiliates to, take any action not otherwise required under this Agreement that is a breach of, or would result in termination of, the Commitment Letter. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing and shall promptly provide to the Company copies of all executed amendments, modifications, consents or waivers to or under the Commitment Letter and all executed and substantially final draft Debt Financing Documents. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Commitment Letter or any Debt Financing Documents of any provision of such Commitment Letter or Debt Financing Documents; (ii) any termination, cancellation or repudiation by any party to any of the Commitment Letter or Debt Financing Documents of which Parent becomes aware; (iii) of the receipt by Parent, Merger Sub I or Merger Sub II or any of their Affiliates or Representatives of any notice or other communication from any Person with respect to any (A) breach, default, termination or repudiation by any party to the Commitment Letter or any Debt Financing Documents of any provision thereof or (B) dispute or disagreement between or among any parties to the Commitment Letter or any Debt Financing Documents with respect to the Debt Financing; and (iv) if for any reason Parent, Merger Sub I or Merger Sub II or any of their Affiliates believes in good faith that (A) there is a dispute or disagreement between or among any parties to the Commitment Letter or any Debt Financing Documents with respect to the Debt Financing or (B) there is a reasonable likelihood that the Debt Financing will not be available for any reason on the terms, in the manner or from the sources contemplated by the Commitment Letter or any Debt Financing Documents.

(c) If the Debt Financing in an aggregate amount (together with cash and marketable securities on hand) at least equal to the aggregate Per Share Cash Consideration to be deposited with the Exchange Agent and all other amounts required to be paid pursuant to Article II, the Merger and the other transactions contemplated by this Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letter for any reason (such event, an “Original Financing Failure”), Parent shall promptly notify the Company in writing of the Original Financing Failure and Parent shall use all reasonable efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources (including debt, equity or other financing) in an amount, when added with available cash and marketable securities of Parent and its Subsidiaries, sufficient to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (the “Alternate Financing”), and to obtain one or more new financing commitment letters with respect to such Alternate Financing (collectively, the “New Commitment Letter”) and related fee letters, which shall replace the existing Commitment Letter and any existing Fee Letter; provided that any such Alternate Financing shall not (i) obligate the Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any person or (ii) impose any new or additional condition or otherwise expand any condition to draw and other terms that would reasonably be expected to affect the availability thereof at the Closing. Parent shall promptly provide a true and complete copy of such New Commitment Letter and any related fee letter (as redacted to remove any fees, interest rates, “market flex” rights, and other economic terms, in each case that would not adversely affect the conditionality, enforceability, termination or aggregate principal amount of such alternative financing) in connection therewith to the Company. In the event a New Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall mean the financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Commitment Letter” shall be deemed to mean the New Commitment Letter and any fee letter provided in connection therewith, (iii) any reference in this Agreement to the “Fee Letter” shall be deemed to include any fee or other letter relating to the New Commitment Letter to the extent then in effect, and (iv) any references to “Debt Financing Documents” shall be deemed to mean the definitive agreement with respect to the Debt Financing on the terms and conditions set forth in the New Commitment Letter.

(d) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, provide to Parent, commercially reasonable customary cooperation as may be reasonably requested by Parent in connection with the arrangement and consummation of the Debt Financing or any Alternative Financing (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using commercially reasonable efforts to (i) cause senior management to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, in each case, upon reasonable notice at mutually agreed times and places, (ii) assist with the preparation of (A) materials for rating agency presentations and investor presentations, (B) registration statements, prospectuses, offering memoranda and private placement memoranda, (C) bank information memoranda (including a public-side version thereof) and customary lender presentations and marketing materials and (D) similar documents, in each case as necessary and customary in connection with the Debt Financing (including the Required Bank Information), (iii) provide customary authorization and representation letters, in each case as reasonably requested by the Debt Financing Sources, (iv) provide the lead arrangers or agents for, and prospective lenders, underwriters, placement agents and initial purchasers of, the Debt Financing with all documentation and other information required with respect to the Company and its Subsidiaries in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56, in each case to the extent requested by Parent at least ten (10) Business Days prior to Closing, (vi) obtain customary payoff letters and any necessary lien terminations and other instruments of discharge in connection with the repayment of existing indebtedness (other than in respect of the senior unsecured notes issued by the Company), unless a Change of Control Triggering Event (as defined in the indenture governing such notes) is expected to occur on the Closing Date, in which case the Company’s cooperation obligation under this clause (vi) shall be limited to issuing a timely notice of redemption, conditioned on the consummation of the Merger, prior to the Closing Date to the trustee and the holders of such senior unsecured notes in order to facilitate the Refinancing (as defined in the Commitment Letter) on the Closing Date, and (vii) cooperate with the Debt Financing Sources’ due diligence, to the extent customary or reasonable; provided, however, all non-public or otherwise confidential information regarding the Company obtained by Parent pursuant to this Section 5.18(d) shall be kept confidential in accordance with the Confidentiality Agreement, and the Company shall only be required to furnish such information to any prospective lenders or other proposed Debt Financing Sources, underwriters, placement agents, initial purchasers or other third parties that have agreed to keep such information confidential pursuant to customary confidentiality undertakings with respect to such information consistent with the confidentiality provisions of the Commitment Letter; and provided further that nothing in this Agreement shall require any cooperation to the extent it would (1) require the Company, its Subsidiaries or the Company Board or any of its Subsidiaries to waive or amend any terms of this Agreement or agree to pay any commitment, financing or other fees or reimburse any expenses prior to the Effective Time; (2) require any officer of the Company or its Subsidiaries to execute or deliver any document or certificate in connection with the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing or to deliver any legal opinion or require counsel to the Company to deliver any legal opinion; (3) unreasonably or materially interfere with the ongoing business or operations of the Company and its Subsidiaries; (4) require the Company or its Subsidiaries to take any action that (A) would cause any representation or warranty in this Agreement to be breached by the

Company, (B) would conflict with or violate any applicable Laws or any provision of the organizational documents of the Company or its Subsidiaries, or (C) would result in a violation or breach of, or default under, any Contract (including this Agreement) entered into by the Company or its Subsidiaries; (5) require the Company or any of its Subsidiaries to, prior to the Closing, enter into any agreement or require their respective boards of directors or equivalent governing bodies to pass resolutions or consents to approve or authorize any such agreement with respect to the Debt Financing, (6) result in a loss or waiver of any privilege; (7) require the Company or any Subsidiary of the Company to give any indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent, (8) result in any officer or director of the Company or its Subsidiaries incurring any personal liability in connection with the Debt Financing, (9) require the Company to deliver any projections, pro forma financial information or any other forward-looking information to any third parties; provided that this clause (9) shall in no way limit Company’s obligation to cooperate in the preparation of such pro forma financial information by Buyer to the extent required above or reasonably requested by Parent pursuant to Section 5.18(h) below, (10) require the Company to deliver any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date hereof, or (11) to deliver any accountants’ cold comfort letters or reliance letters (except as necessary pursuant to Section 5.18(g) or Section 5.18(h) below). Notwithstanding anything to the contrary contained in this Agreement, no obligation of the Company or its Subsidiaries under any certificate, document or instrument shall be effective until the Closing and the Company and its Subsidiaries shall not be required to take any action under any certificate, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing. Parent shall indemnify, defend and hold harmless the Company and its Affiliates, and their respective Representatives, from and against any liability, obligation or loss (including consultant’s, accountant’s and attorney’s fees) suffered or incurred by them in connection with the arrangement of the Debt Financing or any information used in connection therewith, and the foregoing obligations shall survive termination of this Agreement. Parent shall promptly reimburse the Company and its Subsidiaries for all documented reasonable out of pocket costs and expenses (including advisors’ and attorneys’ fees) incurred by the Company or its Subsidiaries in connection with all cooperation pursuant to this Section 5.18. The parties acknowledge and agree that the provisions contained in this Section 5.18 represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Annex hereto) shall be deemed to expand or modify such obligations.

(e) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(f) Parent and Merger Sub each acknowledges and agrees that obtaining the financing contemplated by this Section 5.18, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate Merger I and Merger II and the other Transaction (subject to the conditions contained in Article VI) irrespective and independently of the availability of any such financing. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.2(b), as applied to the Company’s obligations under this Section 5.18, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful Breach of its obligations under this Section 5.18.

(g) The Company will reasonably cooperate with Parent to permit Parent, upon completion of Merger I, Merger II and the other transactions contemplated pursuant to this Agreement, to expressly assume the obligations of the Company under indentures governing debt securities issued by the Company and any related guaranties. The parties shall reasonably cooperate and execute one or more supplemental indentures, guarantees, amendments and other instruments, including any related certificates, opinions or other documentation as reasonably required in connection with this Section 5.18(g). Notwithstanding anything to the contrary in this Agreement, no obligation of the Company or its Subsidiaries under any such supplemental indentures, guarantees, amendments and other instruments, shall be effective until the Closing and the Company and its Subsidiaries shall not be required to take any action under any such supplemental indentures, guarantees, amendments and other instruments that is not contingent upon the Closing or that would be effective prior to the Closing.

(h) From the date hereof until Closing, the Company shall, and shall cause its Subsidiaries to, use and provide commercially reasonable efforts, at Parent’s sole expense, to cooperate with Parent, Merger Sub I and Merger Sub II as reasonably requested by Parent that are customary in connection with a concurrent or subsequent offering of Parent’s debt securities. Such commercially reasonable efforts by the Company shall be limited to, at the reasonable request of Parent and Merger Sub, (i) cooperation in the preparation of any offering memorandum, prospectus, bank book, ratings agency presentations or similar documents used in connection with the offering of Parent’s debt securities, (ii) causing the Company’s senior management teams to participate in a reasonable number of meetings, presentations, drafting sessions, due diligence sessions, “road shows” and sessions with ratings agencies, in each case, upon reasonable advance notice, during normal business hours, and at mutually agreed times, (iii) solely as required in connection with the offering of Parent’s debt securities, assisting Parent in securing the customary cooperation of the independent accountants of the Company and its Subsidiaries, including by requesting that such independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort) and consents for use of their reports, on customary terms and consistent with their customary practice in connection with such offering of Parent’s debt securities, (iv) solely as required in connection with Company specific matters, cooperating with Parent and Parent’s counsel so that Parent or Parent’s counsel is able to deliver legal opinions required to be delivered in connection with an offering of Parent’s debt securities, (v) providing the underwriters, placement agents and initial purchasers of such Parent’s debt securities with all documentation and other information with respect to the Company and its Subsidiaries solely to the extent required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56, in each case to the extent requested by Parent at least ten (10) Business Days prior to Closing, (vi) commercially reasonable cooperation with the underwriters’, placement agents’ and initial purchasers’ due diligence, to the extent customary or reasonable; provided however (x)

that in the case of any non-public or otherwise confidential information regarding the Company provided to Parent in connection with this clause (vi), Parent provides Company a draft of such offering memorandum, prospectus or similar documents used in connection with the offering of Parent’s debt securities reasonably in advance of distribution thereof, (y) confidential information regarding the Company of the type included in such draft offering memorandum, prospectus or similar documents is customarily disclosed in offering memoranda, prospectuses or similar documents for public offerings of debt securities or offerings of debt securities pursuant to Rule 144A of a type similar to that being arranged by Parent and (z) to the extent Company determines that it is necessary or desirable for Company (or its Subsidiaries) to file a Current Report on Form 8-K pursuant to the Securities Exchange Act of 1934, as amended, that contains material non-public information with respect to the Company and its Subsidiaries contained in any such offering memorandum, prospectus or similar documents, Parent shall give Company (or its Subsidiary (including following the consummation of the Transactions)) an opportunity to file such Current Report on Form 8-K before Parent distributes such offering memorandum, prospectus or similar documents, and (vii) delivery to Parent of the Required Bank Information.

Section 5.19 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that (a) all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company and (b) all HSR Act and all merger-related notification fees and expenses required by Regulatory Law and any other fees, costs and expenses in connection with consents or approvals of third parties in connection with the Transactions, shall be borne by Parent. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

Section 5.20 Consent Agreement. Parent, Merger Sub I and Merger Sub II hereby acknowledge that the Company is a party to the Consent Agreement and agree that, contingent upon the consummation of Merger I, from and following the Effective Time, Parent shall be bound by the terms and conditions of the Consent Agreement with respect to the Surviving Company. Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub I and Merger Sub II agree to cooperate with the Company prior to the Closing (i) to provide any notice to any Governmental Entity as the Company, in reasonable consultation with Parent, determines is necessary or advisable under the terms of the Consent Agreement, including notifying the Department of State’s Directorate of Defense Trade Controls Compliance (“DTCC”) of the Transaction at least sixty (60) days prior to the Closing Date, and (ii) to satisfy any other requirements arising under the Consent Agreement, including cooperating with the Special Compliance Officer. To the extent reasonably requested by Parent, the Company will facilitate correspondence between Parent and DTCC in respect of Parent’s obligations under the Consent Agreement; provided, that the Company shall have the right to review any substantive written correspondence in advance and the right to consult with Parent in advance of, and participate in, any scheduled meeting.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect Merger I. The respective obligations of each party to effect Merger I are subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub I, Merger Sub II or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval and Parent shall have obtained the Parent Stockholder Approval.

(b) Share Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Other Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to Merger I under the HSR Act shall have expired or been earlier terminated; and (ii) all authorizations, consents or approvals required under any Applicable Regulatory Law set forth on Schedule 6.1(c) shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(d) No Injunctions, Orders or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have issued, enacted, promulgated, enforced or entered any temporary restraining order, preliminary or permanent injunction, order or other legal restraint or prohibition preventing or making illegal the consummation of Merger I or Merger II which is still in effect.

(e) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

Section 6.2 Conditions to Obligations of Parent, Merger Sub II and Merger Sub I. The respective obligations of Parent, Merger Sub II and Merger Sub I to effect Merger I are further subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in either case, as of the Closing Date as though made on or as of such date; provided that the condition in this Section 6.2(a) shall be deemed to have been satisfied even if any representations and warranties of Company are not true and correct unless the cumulative effect of the failure of such representations and warranties of the Company, individually or in the aggregate, has resulted in or is reasonably likely to result in a Company Material Adverse Effect. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect Merger I is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in this Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in either case, as of the Closing Date as though made on or as of such date; provided that the condition in this Section 6.3(a) shall be deemed to have been satisfied even if any representations and warranties of Parent, Merger Sub I or Merger Sub II are not true and correct unless the cumulative effect of the failure of such representations and warranties, individually or in the aggregate, has resulted in or is reasonably likely to result in a Parent Material Adverse Effect. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Tax Opinion. The Company shall have received an opinion of Hogan Lovells US LLP (or other nationally recognized outside counsel), in form and substance reasonably satisfactory to the Company, dated the date of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes Merger I and Merger II, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. In rendering such opinion, such opining counsel may receive and rely upon representations contained in certificates of the parties, and the parties hereto agree to provide such opining counsel with such certificates as it may reasonably request in connection with rendering its opinion.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and Merger I and Merger II may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub I and Merger Sub II):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of Merger I, Merger II or any of the other Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall be available only if the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.6 to contest or defend any claim, cause of action or proceeding before asserting the right to terminate under this Section 7.1(b)(i);

(ii) if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if Parent shall be permitted to terminate this Agreement pursuant to Section 7.1(c)(ii);

(iii) if, upon a vote taken at any duly held Parent Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained; provided that Parent may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if the Company shall be permitted to terminate this Agreement pursuant to Section 7.1(d)(iii); or

(iv) if the Effective Time shall not have occurred on or before June 30, 2021 (the “Outside Date”); provided, however, that if all of the conditions set forth in Article VI (other than the condition set forth in Section 6.1(c)) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than September 30, 2021, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to consummate Merger I by such date results from a material breach by Parent, Merger Sub I or Merger Sub II (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained in this Agreement.

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (1) thirty (30) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent, Merger Sub I or Merger Sub II is then in material breach of any of its material obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.1 or Section 6.3;

(ii) prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), or (B) failed to include in the Joint Proxy Statement the Company Recommendation; or

(iii) a Willful Breach by the Company of Section 5.3(b) that cannot be or has not been cured within three (3) Business Days after the giving by Parent of written notice to the Company of such breach.

(d) by the Company:

(i) if Parent, Merger Sub I or Merger Sub II breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (1) thirty (30) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its material obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.1 or Section 6.2;

(ii) prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company enters into such definitive agreement concurrently with such termination and pays the Company Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(a); or

(iii) if the Parent Board or any committee thereof shall have (A) effected or permitted a Parent Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement) or (B) failed to include in the Joint Proxy Statement the Parent Recommendation.

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub I, Merger Sub II or the Company (or any of their Representatives or Affiliates), except that the provisions of the last sentence of Section 5.5(a) (Access to Information; Confidentiality), the last sentence of Section 5.5(b) (Access to Information; Confidentiality), Section 5.19 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of (i) the Willful Breach of this Agreement or (ii) fraud, then the parties agree that the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages available at law or in equity incurred or suffered by such party as a result of such breach or act. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Fees and Expenses.

(a) In the event that:

(i) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(ii) and (A) prior to the Company Stockholder Meeting, a Company Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to any Company Competing Proposal or (y) the transactions contemplated by any Company Competing Proposal are consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Company Competing Proposal regardless of the date of such consummation;

(ii) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(iii) and (A) prior to the Parent Stockholder Meeting, a Parent Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) Parent enters into a definitive agreement with respect to any Parent Competing Proposal or (y) the transactions contemplated by any Parent Competing Proposal are consummated, Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Parent Competing Proposal regardless of the date of such consummation;

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) and (A) prior to such termination, a Company Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to such Company Competing Proposal or (y) the transactions contemplated by such Company Competing Proposal are consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Company Competing Proposal regardless of the date of such consummation;

(iv) this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) and (A) prior to such termination, a Parent Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) Parent enters into a definitive agreement with respect to such Parent Competing Proposal or (y) the transactions contemplated by such Parent Competing Proposal are consummated, Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Parent Competing Proposal regardless of the date of such consummation;

(v) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee within two (2) Business Days after such termination;

(vi) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii) and within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to any Company Competing Proposal or (y) any Company Competing Proposal is consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee within two (2) Business Days;

(vii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee prior to, and as a condition to, such termination; or

(viii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee within two (2) Business Days after such termination.

(b) For purposes of this Section 7.3.

(i) “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “fifteen percent (15%)” therein shall be changed to “fifty percent (50%)”;

(ii) “Company Termination Fee” means an amount in cash equal to two-hundred fifty million dollars ($250,000,000);

(iii) “Parent Competing Proposal” shall have the same meaning as Parent Acquisition Proposal except that all references to “fifteen percent (15%)” therein shall be changed to “fifty percent (50%)”; and

(iv) “Parent Termination Fee” means an amount in cash equal to two-hundred fifty million dollars ($250,000,000).

(c) In the event that a party or its designees receive full payment of the Company Termination Fee or the Parent Termination Fee (in each case, including interest pursuant to Section 7.3(d)) under the circumstances where a Company Termination Fee or the Parent Termination Fee was payable, the receipt of the Company Termination Fee or the Parent Termination Fee, as applicable, shall be the sole and exclusive monetary remedy for any breach of this Agreement and any and all Losses suffered or incurred by the party to which such Company Termination Fee or the Parent Termination Fee, as applicable, was payable hereunder (and any of its Affiliates or any other Person (including any Debt Financing Sources)), in connection with this Agreement, the termination of this Agreement, the termination or abandonment of the Transactions or any matter forming the basis for such termination, other than for actual fraud or Willful Breach (in which case the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages available at law or in equity incurred or suffered by such party as a result of such breach or act).

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub I or Merger Sub II would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a rate equal to five percent (5%) per annum.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall either the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption; provided further, that with respect to any amendment, supplement or modification of Section 7.3(c), this Section 7.4, Section 7.5, Section 8.6, Section 8.7, Section 8.8, Section 8.9 and Section 8.14 to the extent that any such amendment, supplement or modification would modify the substance of any such provision that would be adverse to any Debt Financing Source, the prior written consent of the adversely affected Debt Financing Source shall be required before any such amendment, supplement or modification may become effective. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, whether before or after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption; provided further, that with respect to any waiver of Section 7.3(c), Section 7.4, this Section 7.5 Section 8.6, Section 8.7, Section 8.8, Section 8.9 and Section 8.14 to the extent any waiver would modify the substance of any of such provisions that is adverse to any Debt Financing Source, the prior written consent of the adversely affected Debt Financing Source shall be required before any such waiver may become effective. Any such waiver or agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party making or agreeing to make such waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) at the time sent (provided there is no automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 8.2) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub I, Merger Sub II, the Surviving Corporation or the Surviving Company, to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attention: Melanie S. Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

with a copy (which shall not constitute notice) to:

McGuireWoods LLP

Tower Two-Sixty

260 Forbes Avenue

Suite 1800

Pittsburgh, PA 15222

E mail: swestwood@mcguirewoods.com

Attention: Scott E. Westwood

(ii) if to the Company, to:

FLIR Systems, Inc.

1201 S. Joyce Street

Suite C006

Arlington, VA 22202

Attention: Sonia Galindo, SVP General Counsel, Secretary, Chief Ethics & Compliance Officer

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

United States

E mail: lillian.tsu@hoganlovells.com

john.beckman@hoganlovells.com

elizabeth.donley@hoganlovells.com

Attention: Lillian Tsu; John Beckman; Elizabeth Donley

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

“2021 Company RSU” means any Company RSU awarded at any time following the date hereof;

“Accelerated RSU Holder” shall mean (i) any director of the Company, (ii) any officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or (iii) the executives of the Company identified on Schedule 8.3;

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first-mentioned Person. For purposes of this definition, the term “control” (and correlative terms) means the power, directly or indirectly, whether by contract, ownership of voting securities or otherwise, to direct or cause the direction of the management and policies of a Person;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized by Law or executed order to be closed;

“Company Equity Award Consideration” means $56.00;

“Company Equity Award Exchange Ratio” means 0.1436;

“Company Equity Awards” means the Company Options, the Company RSUs and the Company PRSUs;

“Company Equity Plans” means (i) the Company’s 2002 Stock Incentive Plan, amended October 23, 2013, as amended and restated from time to time, and (ii) the Company’s 2011 Stock Incentive Plan, amended April 25, 2014, as amended and restated from time to time;

“Company ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Company ESPP” means the Company’s 2019 Employee Stock Purchase Plan;

“Company Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided, further, that in no event shall the following constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (C) changes in the market price or trading volume of the shares of Company Common Stock or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event);

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political, social or economic conditions (including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) in or affecting the industries in which the Acquired Companies operate generally, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by a Governmental Entity, (D) the execution and delivery of this Agreement or the announcement or consummation of the Transactions with Parent, including the impact thereof on relationships, contractual or otherwise, of any Acquired Company with employees, customers, suppliers, licensors, licensees, Governmental Entities, creditors and other Persons, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, natural disaster or other calamity to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (G) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), (H) any change in the share price or trading volume of the shares of Company Common Stock, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Company Material Adverse Effect) (to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), and (I) actions taken as required or permitted by the Agreement or actions or omissions taken with Parent’s consent;

“Company Option” means each option to purchase Company Common Stock granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time;

“Company PRSU” means each restricted stock unit relating to shares of Company Common Stock granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time and subject to service-based and performance-based vesting requirements;

“Company Restricted Stock Units” means Company RSUs, Company PRSUs and 2021 Company RSUs;

“Company RSU” means each restricted stock unit award relating to shares of Company Common Stock granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time and subject solely to service-based vesting requirements;

“Consent Agreement” means that certain Consent Agreement, effective April 24, 2018, between the Company and the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, U.S. Department of State.

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences) or any mutations thereof and/or related or associated epidemics, pandemics, or disease outbreaks;

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the Commitment Letter, and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto.

“Debt Financing Source Related Parties” means the Debt Financing Sources, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns.

“Exchange Ratio” means 0.0718;

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance, together with any amendments or supplements thereto;

“Government Contract” means any contract that is currently active in performance, or that has been active in performance at any time in the five (5) year period prior to the date of the Agreement with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract;

“Government Contract Bid” means any offer, quotation, bid or proposal which, if accepted or awarded, would result in a Government Contract;

“Joint Proxy Statement” means the joint proxy statement/prospectus to be sent to the stockholders of Parent relating to the Parent Stockholder Meeting and to the stockholders of the Company relating to the Company Stockholder Meeting, together with any amendments or supplements thereto;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent);

“knowledge” when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those employees of the Company identified in Section 8.3(i) of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those employees of Parent identified in Section 8.3(ii) of the Parent Disclosure Letter;

“NASDAQ” means the NASDAQ Global Select Stock Market;

“NYSE” means the New York Stock Exchange;

“Parent Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, fifteen percent (15%) or more of the voting power or equity of Parent, (B) sale or other disposition, directly or indirectly, of assets of Parent (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of Parent representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Acquired Companies, taken as a whole, (C) issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of Parent, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of Parent of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the outstanding shares of Parent Common Stock or (E) any combination of the foregoing (in each case, other than Merger I and Merger II);

“Parent Companies” means Parent and its Subsidiaries;

“Parent ERISA Affiliate” means any trade or business (whether or not incorporated) that together with Parent or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Parent ESPP” means the Parent Employee Stock Purchase Plan (The Stock Advantage Plan);

“Parent Intervening Event” means an event, fact, circumstance, development or occurrence that is material to Parent and its Subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, however, that if the Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless it has a Company Material Adverse Effect; provided, further, that in no event shall the following constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (C) changes in the market price or trading volume of the shares of Company Common Stock or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event);

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political, social or economic conditions (including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) in or affecting the industries in which the Parent Companies operate generally, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by an Governmental Entity, (D) the execution and delivery of this Agreement or the announcement, pendency or consummation of the Transactions with the Company, including the impact thereof on relationships, contractual or otherwise, of any Parent Company with employees, customers, suppliers, licensors, licensees, Governmental Entities, creditors and other Persons, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, natural disaster or other calamity to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (G) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), (H) any change in the share price or trading volume of the shares of Parent Common Stock, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Parent Material Adverse Effect) (to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), (I) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with the Company’s consent and (J) any event, change, effect, development, state of facts, condition, circumstance or occurrence that the Company had knowledge of as of the date of this Agreement;

“Parent Restricted Share” means each share of Parent Common Stock that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition under any Parent Stock Plan or applicable restricted stock purchase agreement or other Contract with Parent;

“Parent Restricted Stock Unit” means each restricted stock unit award relating to shares of Parent Common Stock granted under any Parent Stock Plan that is outstanding immediately prior to the Effective Time;

“Parent Stock Option” means each option to purchase Parent Common Stock granted under any Parent Stock Plan that is outstanding and unexercised immediately prior to the Effective Time;

“Parent Stock Plans” means the Parent 2008 Incentive Award Plan, the Parent Amended and Restated 2008 Incentive Award Plan, the Parent 2014 Incentive Award Plan, and the Amended and Restated Parent 2014 Incentive Award Plan;

“Parent Stock Price” means $389.96;

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that any Acquired Company is permitted to incur under Section 5.1, (d) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes, zoning regulations, rights of way and public easements, (e) Liens that affect the underlying fee interest of any property leased under a Company Real Property Lease, (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar Laws, (f) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted, and (h) Liens created by or through, or resulting from any facts or circumstances relating to, Parent or its Affiliates.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (such Regulatory Laws, “Applicable Regulatory Laws”) or (ii) protect the national security or the national economy of any nation;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Required Bank Information” means (a) the audited consolidated balance sheets of the Company and related consolidated statements of income or operations, shareholders’ equity and cash flows, for each of the three most recently completed fiscal years ended at least sixty (60) days before the Closing Date, (b) as soon as available and in any event within forty (40) days after the end of each subsequent fiscal quarter, an unaudited consolidated balance sheet of the Company and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the elapsed interim period following the last completed fiscal year and for the comparable periods of the prior fiscal year, and (c) information necessary for Parent to prepare the Pro Forma Financial Statements (as such term is defined in paragraph (iv) of Annex C of the Commitment Letter); provided, that financial statements of the Company and the information in clause (c) shall only be provided to the extent required by Rule 3-05 and Article 11 of Regulation S-X; provided further, that the Company’s public filing of any required financial statements with the SEC shall satisfy the requirements of clauses (a) and (b).

“Share Issuance” means the issuance by Parent of shares of Parent Common Stock in Merger I as contemplated by this Agreement;

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise;

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax; and

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party and such party knew or should have known that the taking of such act or failure to take such action would be a material breach of this Agreement.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day other than a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since January 1, 2019; the words “made available” to the Company and words of similar import means that the information or document (a) has been actually delivered to the Company or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (c) has been publicly filed by Parent with the SEC, since January 1, 2019, or incorporated by reference into any public filing with the SEC made by Parent. The terms “ordinary course” or “ordinary course of business” or words of similar import when used in this Agreement mean “ordinary course of business consistent with past practice”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub I, Merger Sub II and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for the provisions of (i) Article II (which, from and after the Effective Time, shall be for the benefit of the holders of shares of Company Common Stock, Company Options and Company Restricted Stock Units immediately prior to the Effective Time), (ii) Section 5.9 (which shall be for the benefit of the Indemnified Parties and their heirs) and (iii) Section 7.3(c), Section 7.4, Section 7.5, this Section 8.6(iii), Section 8.7, Section 8.8, Section 8.9 and Section 8.14 (which shall be for the benefit of the Debt Financing Sources).

Section 8.7 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction. Any Action brought against any of the Debt Financing Sources in accordance with Section 8.8(b), the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 8.8 Jurisdiction; Enforcement.

(a) Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub I and Merger Sub II hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

(b) Each party hereto agrees that it will not bring any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source Related Party in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 8.14 mutatis mutandis but with respect to the courts specified in this Section 8.8(b).

Section 8.9 Non-Recourse. No Debt Financing Source Related Party shall have any liability for any claims or damages to the Company in connection with this Agreement, any Debt Financing or the Transactions or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby; provided, however, that, notwithstanding the foregoing, nothing in this Section 8.9 shall in any way limit or modify the rights and obligations of any Debt Financing Source’s obligations to Parent under the Commitment Letter.

Section 8.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub I or Merger Sub II may assign in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent so long as such assignment would not delay, impair or prevent consummation of the Merger, but no such assignment shall relieve Parent, Merger Sub I or Merger Sub II of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.11 Remedies. Subject to Section 7.3, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the parties hereto fail to take any action required of them hereunder to consummate the Transactions, including the parties’ obligations to consummate Merger I and Merger II, and the obligation of Parent, Merger Sub I or Merger Sub II to pay, and the right of the holders of Company Common Stock to receive, the Merger Consideration) and that money damages or other legal remedies, even if available, would not be an adequate remedy for any such failure to perform or breach. Accordingly and subject to

Section 7.3, each of the Company, Parent, Merger Sub I and Merger Sub II shall be entitled to specific performance of the terms hereof, an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, without proof of damages or otherwise, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.12 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER OR THE TRANSACTIONS (INCLUDING ANY SUCH ACTION AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE RELATED PARTY). EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 8.14.

Section 8.15 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Robert Mehrabian
Name: Robert Mehrabian
Title: Executive Chairman

MERGER SUB:

FIREWORK MERGER SUB I, INC.

By:	/s/ Susan L. Main
Name: Susan L. Main
Title: Senior Vice President and Chief Financial Officer

MERGER LLC:

FIREWORK MERGER SUB II, LLC

By:	/s/ Susan L. Main
Name: Susan L. Main
Title: Senior Vice President and Chief Financial Officer

COMPANY:

FLIR SYSTEMS, INC.

By:	/s/ James J. Cannon
Name: James J. Cannon
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

Defined Terms

Term	Section
2021 Company RSU	8.3

Accelerated RSU Holder	8.3

Acquired Company, Acquired Companies	3.1(a)

Action	3.9

Adjusted RSU	2.4(c)

Agreement	Introduction

Affiliate	8.3

Alternate Financing	5.18(c)

Antitrust Counsel Only Material	5.6(d)

Book-Entry Shares	2.1(d)

Business Day	8.3

Certificate	2.1(d)

Certificate of Merger	1.5

Certificate of Merger I	1.5

Certificate of Merger II	1.5

Closing	1.4

Closing Date	1.4

Code	Recitals

Commitment Letter	4.16

Company	Introduction

Company Acceptable Confidentiality Agreement	5.3(j)(i)

Company Acquisition Proposal	5.3(j)(ii)

Company Adverse Recommendation Change	5.3(d)

Company Board	3.3(b)

Company Bylaws	3.1(b)

Company Charter	3.1(b)

Company Common Stock	Recitals

Company Competing Proposal	7.3(b)(i)

Company Data	3.18(k)

Company Disclosure Letter	Article III Introduction

Company Equity Award Consideration	8.3

Company Equity Award Exchange Ratio	8.3

Company Equity Awards	8.3

Company Equity Plans	8.3

Company ERISA Affiliate	8.3

Company ESPP	8.3

Company IT Systems	3.18(k)

Company Intellectual Property	3.18(k)

Term	Section
Company Intervening Event	8.3

Company Material Adverse Effect	8.3

Company Material Contract	3.15(a)

Company Option	8.3

Company Owned Intellectual Property	3.18(k)

Company Plan	3.11(a)

Company Preferred Stock	3.2(a)

Company Privacy Policy	3.18(k)

Company PRSU	8.3

Company Recommendation	5.4(b)

Company Restricted Stock Units	8.3

Company RSU	8.3

Company SEC Documents	3.5(a)

Company Software	3.18(k)

Company Stock Equivalents	3.2(c)

Company Stockholder Approval	3.3(a)

Company Stockholder Meeting	5.4(b)

Company Superior Proposal	5.3(j)(iii)

Company Superior Proposal Notice Period	5.3(f)

Company Termination Fee	7.3(b)(ii)

Company User Data	3.18(k)

Company Voting Debt	3.2(c)

Company’s Current Premium	5.9(b)

Confidentiality Agreement	5.5(a)

Consent Agreement	8.3

Continuation Period	5.7(a)

Continuing D&O Insurance	5.9(b)

Continuing Employee	5.7(a)

Contract	8.3

Copyrights	3.18(k)

COVID-19	8.3

Debt Financing	4.16, 5.18(c)

Debt Financing Documents	5.18(a)

Debt Financing Source Related Parties	8.3

Debt Financing Sources	8.3

DGCL	Recitals

Dissenting Shares	2.1(e)

dollars, $, US$	8.12

Domain Names	3.18(k)

DTCC	5.20

Effective Time	1.5

Enforceability Limitations	3.3(a)

Environmental Laws	3.13(b)(i)

Environmental Permits	3.13(b)(ii)

Term	Section
ERISA	3.11(a)

Evercore	4.17

Exchange Act	3.4(b)

Exchange Agent	2.2

Exchange Fund	2.3(a)

Exchange Ratio	8.3

Excluded Shares	2.1(b)

Export Control Laws	3.10(c)

FAR	3.20

Fee Letter	4.16

Final Exercise Date	2.4(e)

Form S-4	8.3

Fraud and Bribery Laws	3.10(b)

GAAP	3.5(b)

Goldman Sachs	3.21

Government Contract	8.3

Government Contract Bid	8.3

Governmental Entity	3.4(b)

HSR Act	3.4(b)

Indemnified Party	5.9(a)

Intellectual Property	3.18(k)

IRS	3.11(a)

Joint Proxy Statement	8.3

Judgment	8.3

Know-How	3.18(k)

knowledge	8.3

Law	3.4(a)

Leased Company Real Property	3.17(b)

Liens	3.1(c)

LLC Act	Recitals

Losses	5.9(a)

Material Company Subsidiary	3.1(b)

Material Government Contract	3.20

Materials of Environmental Concern	3.13(b)(iii)

Merger Consideration	2.1(c)

Merger I	Recitals

Merger II	Recitals

Merger Sub I	Introduction

Merger Sub II	Introduction

Mergers	Recitals

NASDAQ	8.3

New Commitment Letter	5.18(c)

Notice of Company Superior Proposal	5.3(f)

NYSE	8.3

Term	Section
Open Source Code	3.18(k)

Original Financing Failure	5.18(c)

Outside Date	7.1(b)(iv)

Owned Company Real Property	3.17(a)

Parent	Introduction

Parent Acquisition Proposal	8.3

Parent Adverse Recommendation Change	5.3(i)

Parent Board	4.3(b)

Parent Bylaws	4.1(b)

Parent Charter	4.1(b)

Parent Common Stock	2.1(c)

Parent Companies	8.3

Parent Competing Proposal	7.3(b)(iii)

Parent Disclosure Letter	Article IV Introduction

Parent Employee Plan	5.7(b)

Parent ERISA Affiliate	8.3

Parent ESPP	8.3

Parent Intervening Event	8.3

Parent Material Adverse Effect	8.3

Parent Plan	4.11(a)

Parent Preferred Stock	4.2(a)

Parent Recommendation	5.4(c)

Parent Restricted Share	8.3

Parent Restricted Stock Unit	8.3

Parent SEC Documents	4.5(a)

Parent Stock Awards	4.2(b)

Parent Stock Option	8.3

Parent Stock Plans	8.3

Parent Stock Price	8.3

Parent Stockholder Approval	4.3(a)

Parent Stockholder Meeting	5.4(c)

Parent Termination Fee	7.3(b)(iv)

Patents	3.18(k)

Per Share Cash Consideration	2.1(c)

Per Share Stock Consideration	2.1(c)

Permits	3.10(d)

Permitted IP Encumbrance	3.18(k)

Permitted Liens	8.3

Person	8.3

Personal Data	3.18(k)

Regulatory Law	8.3

Representatives	8.3

Required Bank Information	8.3

Rev. Proc. 2018-12	1.3

Term	Section
Risk Factors	3, 4

SEC	Article III Introduction

Second Effective Time	1.5

Securities Act	3.4(b)

Share Issuance	8.3

Software	3.18(k)

SOX	3.5(a)

Subsidiary	8.3

Surviving Company	1.2(a)

Surviving Corporation	1.1(a)

Takeover Laws	3.22

Tax, Taxes	8.3

Tax Return	8.3

Trademarks	3.18(k)

Transactions	3.3(a)

WARN	3.12(a)

Willful Breach	8.3